THE ZIEGLER COMPANIES, INC.
                                 1995 ANNUAL REPORT

Table of Contents
Financial Highlights                               3
Letter to Shareholders                           4-7
Overview of The Ziegler Companies, Inc.         8-13
Summary of Operations                          15-16
Officers and Directors                         49-52
Investor Information                           54-55

Financial Highlights

                                                              For the Year Ended
                                                                 December 31,
                                                               1995         1994
Total Revenues                                             $55,209,000   $48,474,000
Income Before Income Taxes                                   6,337,000     3,122,000
Net Income                                                   4,044,000     2,005,000
Per share
  Net Income                                                     $1.69         $ .84
  Dividends Declared                                             $ .87         $ .72
Average Common Shares Outstanding                            2,391,968     2,388,586
Number of Common Shareholders                                      537           590

Corporate Creed
We believe in the American free enterprise system.  We shall consistently treat our customers, employees, shareholders and community with honesty, dignity, fairness and respect. We will conduct our business with the highest ethical standards.
Letter to Shareholders
Dear Shareholders:
      1995 was a better year for The Ziegler Companies, Inc.
      We entered 1995 on the heels of very difficult 1994 fixed income markets. The year started slowly, but finished very strongly with the fourth quarter being the most profitable. While we made progress in 1995, there is still much to be accomplished in providing a more satisfactory return to you, the shareholders, on your capital invested in our Company.
      In 1995, earnings per share were $1.69 versus 84 cents in 1994. Net income grew to $4,044,000 from $2,005,000 in 1994. Total revenues grew 17%, to a record $55,209,000. Book value per share rose to $21.48 from $20.68 at year-end 1994.
      1995 marked the 44th consecutive year that cash dividends have been paid on your Company's common shares. Cash dividends declared in 1995 were 87 cents per share compared to 72 cents per share in 1994. Included in the 87 cents per share was an extra dividend of 35 cents per share declared in the fourth quarter of 1995. Dividend policy is reviewed by your directors on a quarterly basis. The historically large year-end extra dividends should not create expectations by shareholders for the same in the future. However, as stated in previous shareholder letters, a higher payout of earnings will be considered an alternative until an adequate return on shareholders' equity is achieved. We will continually assess the operational needs, as well as investment opportunities, in determining how to allocate excess capital. Buyback of outstanding shares is just such an opportunity when shares are available at the right price. In 1995, additional shares were repurchased at a substantial discount to book value, pursuant to an existing buyback authority. With the dramatic changes taking place in our core financial service businesses, it is more probable today than it has been in the past, that capital will be utilized for investment opportunities.
      The securities industry was blessed by astonishingly strong capital markets in 1995. The Dow Jones Industrial Average cracked the 5000 barrier and the Standard & Poor's 500 Index (with dividends) advanced 37.6% in 1995. The equity markets drew much of their strength from the bond market, where yields declined almost as much as they had increased in 1994. By year-end, the yield on the long U.S. Treasury bond dropped through 6%. Despite legislative proposals for a flat tax, the municipal market rallied strongly as well. New issuance of long-term municipal bonds in 1995 was $156 billion, down from $165 billion in 1994. However, December of 1995 was the fifth straight month in which issuance volume exceeded 1994 levels.
      B.C. Ziegler and Company (BCZCO), your largest subsidiary company, capitalized on the strong markets and posted improved operating results. Contributing to BCZCO's performance were the following:
      --     Ziegler Securities Division (ZSD) substantially increased revenues and profitability.
             -     The Healthcare Finance Group increased its ranking and
                   market share as a nationally recognized investment banker to the healthcare industry.
             -     The Senior Living Finance Group had a great year by
                   recapturing its number one industry underwriting ranking, capturing twice the market share of its nearest competitor and generating an increased and substantial profit contribution to ZSD.
             -     Diversification of ZSD's revenue base was achieved through the establishment of the Special Products Group, which on an agency basis provides advice and guidance for clients using derivatives. Further diversification took the form of a joint venture to provide a turnkey medical office building program.
      --     The General Corporate Finance Division profitability was down slightly from 1994, while church and school underwriting volume was up slightly for the year.
      --     Our new Preferred Stock Division, which began operations in
             December of 1994, was profitable and a meaningful contributor to earnings in every month of 1995.  The legislative proposal to reduce the dividend received deduction is currently restricting liquidity in this market.
      --     The Retail Division went through a year of transition in 1995:
             Revenues and profits were down from 1994.  From May through early
             September, all of our investment brokers became "full-service"
             brokers as we implemented solicited equity transactions for all of our investment brokers and clients.  We believe we accomplished this with a strong focus on adding value to our clients'
             portfolios with high quality independent research and efficient execution.  By year-end, we had installed personal computers in most of our sales offices.
      --     Sales and support activities relating to Principal Preservation
             Portfolios (PPP), our family of mutual funds, showed improved profitability from 1994.  PPP ended the year with total assets of
             $320,000,000.  In general, the investment performance of the nine portfolios was solid and bodes well for sales in 1996.
      --     BCZCO's independent insurance agency's profitability dropped in
             1995.  While new business was up substantially, a soft market caused the loss of existing business.  Further, performance-based commissions were down and Ziegler Financial Agency, in its first full year of operations, was a slight drag on earnings.
      Ziegler Thrift Trading, Inc. (ZTT) contributed record profits in 1995 as the result of:
      --     Record retail ticket volume was propelled by the robust equity markets.
      --     A new office which was opened in St. Paul, Minnesota.
      --     An acquisition of a discount brokerage business in Naperville,
             Illinois in September.
      Ziegler Leasing Corporation (ZLC) profits declined in 1995, primarily as a result of a decline in booked leases, as well as a softening of residual values in certain equipment categories. ZLC continues to show restraint when bidding new business in the face of market conditions that don't allow us an adequate return on capital. At mid-year we bought out our minority partners at Ziegler Medical Equipment Group. The loss narrowed in this business from 1994. The biggest challenge facing ZLC is to distinguish itself as a value-added service provider with potential customers in an intensively competitive environment.
      With another year of excellent performance numbers in both its equity and fixed income managed accounts, Ziegler Asset Management, Inc. (ZAMI) saw assets under management grow to $587,000,000. However, profitability was well below plan as the result of the subsidization of new products and services.
We brought in new leadership in January 1996 to focus the strengths of ZAMI.
      WRR Environmental Services Co., Inc. (WRR), posted record profits in 1995. These earnings came primarily as the result of the diversification efforts of the last few years, whereby management entered related businesses that haven't been subject to the classic margin pressure an industry experiences when it matures. The hazardous waste processing industry has not been a growth industry the last few years and is mature. WRR's remediation services are an example of a new service that contributed meaningfully in
1995.
      In March of 1996, Vernon C. Van Vooren will retire as Senior Vice President-Treasurer after 32 years of service. Vern always went out of his way to befriend new employees and make them feel at home, no matter at what level in the company they were employed. Vern built and ran our commercial paper department which was vital to our success. He will always be remembered by his clients for immediate and quality service, by his fellow managers as the "conservative conscience" of BCZCO, and by everyone for his high ethical standards.
      At the April 1995 annual meeting, Peter R. Kellogg was elected to your Board of Directors. Peter is the CEO and Senior Partner of Spear Leeds & Kellogg, the largest specialist firm making markets in listed stocks on the
New York Stock Exchange and American Stock Exchange. He brings as counsel to our organization broad and successful experiences in the financial services and broker/dealer industry.
      In 1996, William R. Holmquist will retire from the Board of Directors. Bill has served as a Director for 20 years and was active in management for 32 years, retiring as the Senior Vice President of Marketing in 1989. During Bill's lengthy leadership as the head of our retail division, he gained the respect, loyalty and friendship of all those with whom he came in contact. He was respected by all for his fairness and sharp mind, and saw to it everyone had fun. As a director, he balanced well his loyalty to shareholders and support for management. We extend our most sincere appreciation for the many contributions Bill made over 38 years of service to the Ziegler organization.
      On the legislative front, Congress overrode President Clinton's veto to pass the Private Securities Litigation Reform Act of 1995. This is a very significant and welcome piece of legislation which should sharply curtail frivolous securities litigation. Once again, the reports of the death of the Glass-Steagal Act were premature. Our hopes of having a relatively level playing field with the banks were again thwarted by the special interests of banks, securities firms and the insurance industry. As of this writing, Congress and the President are still debating a budget. I find the threats of a U.S. government default on its obligations to be irresponsible. The absolute integrity of the full faith and credit of the U.S. government's securities is essential to the capital markets, in not only this country, but the world. The implications of a default are incomprehensible.
      As we look ahead, the need for change to respond to the marketplace is a part of any business, and is certainly inherent in the securities industry and our business. Profound change is reshaping our businesses. These changes bring stress to an organization - along with opportunities. We have a young and energetic management team that has embraced these changes and is driven to succeed. In doing so, they have and will carry the same values and high ethical standards for which your Company has always stood.
      1995 was a year of improvement for your Company. 1996 holds many opportunities and challenges. Our collective goal of building shareholder value has never been clearer. Delivering on that goal is the work of all of our valued employees. On their behalf, I thank you, this corporation's owners, for the confidence you continue to demonstrate by investing your capital in The Ziegler Companies, Inc.
                                         Sincerely,
                                         /s/ Peter D. Ziegler
                                         Peter D. Ziegler
                                         President & CEO
                             THE ZIEGLER COMPANIES, INC.

                                              Business Activity
B. C. ZIEGLER AND COMPANY
            Ziegler Securities Division       Strategic consulting, merger and
                     Healthcare Finance       acquisition, and investment banking
                                              services to hospitals, physician
                                              organizations, healthcare systems,
                                              medical office developers
                  Senior Living Finance       Strategic consulting and investment
                                              banking services to non-profit
                                              senior living providers
                       Special Products       Advisor/consultant to healthcare
                                              providers on asset and liability
                                              management techniques
              General Corporate Finance       Debt financing to churches and
                                              independent schools nationwide for
                                              construction, land/facilities
                                              purchase, refinancing of debt or
                                              construction loans
                        Retail Division       Full-service retail distribution of
                                              investment securities and services
                                              through 24 retail offices serving
                                              investors nationwide
                             Sponsor of       Niche family of mutual funds,
      Principal Preservation Portfolios       distributed through investment
                                              brokers, banks and financial
                                              planners
               Preferred Stock Division       Institutional sales and trading of
                                              nonconvertible preferred stock to
                                              client base of major domestic
                                              institutional investors and
                                              broker/dealers
           Independent Insurance Agency       Independent agency providing
                                              complete insurance programs for
                                              individuals, families and
                                              businesses, primarily in
                                              southeastern Wisconsin

                             THE ZIEGLER COMPANIES, INC.

                                              Competitive Advantages
B. C. ZIEGLER AND COMPANY
            Ziegler Securities Division       Largest specialty investment
                     Healthcare Finance       banking firm serving exclusively
                                              healthcare clients nationwide
                                              Unique product applications and
                                              financing solutions
                  Senior Living Finance       Designated investment banker to
                                              American Association of Homes &
                                              Services for the Aging
                                              Largest data and research base for
                                              non-profit senior living facilities
                       Special Products       Strong economic value added to new
                                              and existing financings
              General Corporate Finance       Largest underwriter nationally
                                              selling taxable securities for
                                              churches/schools
                        Retail Division       Reputation for stability and
                                              integrity in industry
                                              High level of individual client
                                              service
                                              Proprietary products and
                                              distribution capability for firm's
                                              investment banking services
                                              Unique, personalized investment
                                              broker support
                             Sponsor of       Provides individualized service to
      Principal Preservation Portfolios       brokers in Midwest
                                              In-house transfer agent, custodian
                                              and fund accounting services
               Preferred Stock Division       Strong market position in a niche
                                              market
                                              Highly experienced staff; low
                                              overhead for operations
           Independent Insurance Agency       Diverse insurance company
                                              representation, with a
                                              distinguishing value-added service
                                              approach

                             THE ZIEGLER COMPANIES, INC.

                                              Highlights
B. C. ZIEGLER AND COMPANY
            Ziegler Securities Division       Ranked fifth nationally in senior-
                     Healthcare Finance       managed tax-exempt healthcare
                                              bonds; highest ranking off Wall
                                              Street
                                              Provided consulting and advisory
                                              services to the largest not-for-
                                              profit sale transaction ever
                                              completed
                  Senior Living Finance       Ranked first among underwriters of
                                              tax-exempt bonds for senior living
                                              facilities
                                              22% market share
                                              Senior managed 38 financings, with
                                              par value $443 million
                       Special Products       Completed more than 35 transactions
                                              in 1995 related to bond issues
                                              exceeding $1 billion
              General Corporate Finance       Solely managed 23 issues in 1995,
                                              with par value of $67 million
                        Retail Division       Expansion of products and services
                                              in 1995; added high quality,
                                              independent equity investing
                                              services
                                              Initiated an investment broker
                                              recruitment and training program;
                                              expanded number of producing
                                              brokers
                                              Improved technology in branch
                                              investment offices
                             Sponsor of       Asset base in excess of $320
      Principal Preservation Portfolios       million
                                              Double tax-free fund for Wisconsin
                                              investors
               Preferred Stock Division       One of the largest domestic trading
                                              operations dedicated exclusively to
                                              preferred stock
                                              Trading strategy of primarily risk-
                                              free trading
           Independent Insurance Agency       Increased agency volume 50% in
                                              financial benefits area

                             THE ZIEGLER COMPANIES, INC.

                                              Business Activity
ZIEGLER LEASING CORPORATION                   Equipment financing for healthcare
                                              providers, commercial and
                                              industrial clients nationwide
                                              Refurbishing and remarketing of
                                              pre-owned medical equipment through
                                              Ziegler Medical Equipment Group,
                                              Inc.
ZIEGLER THRIFT TRADING, INC.                  Provides quick, efficient order
                                              execution and clearing for all
                                              types of securities at discounted
                                              commission rates
                                              Cashless stock option financing
ZIEGLER ASSET MANAGEMENT, INC.                Investment adviser to individual
                                              retail and institutional
                                              portfolios: clients include high
                                              net worth individuals; corporate,
                                              governmental, charitable and non-
                                              profit organizations; mutual funds
                                              Qualified retirement plans for
                                              corporate accounts
WRR ENVIRONMENTAL SERVICES CO., INC.          Waste management, chemical
                                              processing, laboratory services,
                                              waste transportation services,
                                              emergency response; site
                                              remediation and restoration

                             THE ZIEGLER COMPANIES, INC.

                                              Competitive Advantages
ZIEGLER LEASING CORPORATION                   Specialization in healthcare
                                              provides clients with valuable
                                              assistance in financing structures
ZIEGLER THRIFT TRADING, INC.                  Self-clearing for superior service
                                              Specialized services: Free dividend
                                              reinvestment, free check-writing
                                              money market funds, mutual funds,
                                              electronic payments and
                                              disbursements, free quotes, 24-hour
                                              order taking
ZIEGLER ASSET MANAGEMENT, INC.                Highly experienced investment
                                              management team
                                              Experienced in serving clients in
                                              healthcare and senior living
                                              industries
                                              Proprietary investment products
                                              Long-term record developing short-
                                              term cash management services
WRR ENVIRONMENTAL SERVICES CO., INC.          Provides full range of value-added
                                              services to meet all environmental
                                              needs of clients

                             THE ZIEGLER COMPANIES, INC.

                                              Highlights
ZIEGLER LEASING CORPORATION                   Financed more than $300 million of
                                              equipment since 1971
                                              Expanded sales force to
                                              aggressively market directly to
                                              healthcare market
ZIEGLER THRIFT TRADING, INC.                  Record earnings in 1995
                                              More than 50% of new accounts from
                                              referrals
                                              In 1995, acquired two offices in
                                              Illinois, opened an office in St.
                                              Paul, Minnesota
                                              Investment consultant services
                                              available
ZIEGLER ASSET MANAGEMENT, INC.                Strong asset growth since
                                              established in 1991
                                              Manages in excess of $575 million
                                              Extensive healthcare/senior living
                                              client base
                                              Excellent equity and fixed-income
                                              performance
WRR ENVIRONMENTAL SERVICES CO., INC.          150% growth in revenue over past
                                              five years
                                              Record profits in 1995

Consolidated Financial Statements
Table of Contents
Consolidated Balance Sheets                                    17
Consolidated Statements of Income                              18
Consolidated Statements of Cash Flows                       19-20
Consolidated Statements of Stockholders' Equity                21
Notes to Consolidated Financial Statements                  22-37
Report of Independent Public Accountants                       38
Management's Discussion and Analysis                        39-46

1995 Summary of Operations
A holding company with eight principal subsidiaries, The Ziegler Companies, Inc. ("ZCO") provides a wide range of financial services for businesses, institutions and individuals. B. C. Ziegler and Company ("BCZCO"), Ziegler Leasing Corporation ("ZLC"), Ziegler Financing Corporation ("ZFC"), Ziegler Thrift Trading, Inc. ("ZTT"), Ziegler Asset Management, Inc. ("ZAMI"), Ziegler Collateralized Securities, Inc. ("ZCSI"), and First Church Financing Corporation ("FCFC") are financial services companies; WRR Environmental Services Co., Inc. ("WRR") recycles, reclaims and disposes of industrial chemicals and solvents and provides pollution abatement services.
Operational results for ZCO and its subsidiaries are as follows:
B. C. Ziegler and Company, including Ziegler Securities: BCZCO is one of the nation's leading investment banking firms specializing in underwriting and marketing tax-exempt and taxable debt securities for hospitals, clinics, medical office developers and other healthcare related entities and churches. In addition, BCZCO is the nation's leading underwriter for senior living facilities. Ziegler Securities, headquartered in Chicago, is a major operating division of BCZCO and is responsible for all healthcare, senior living and municipal finance activities of BCZCO.
In addition to traditional underwriting services offered to its clients, Ziegler Securities also provides financial advisory and consulting services to healthcare clients through the Ziegler Healthcare Affiliates division. Other financial services offered through Ziegler Securities include asset and liability management, special products for capital restructurings and interest rate management strategies.
During 1995, Ziegler Securities managed 14 new issues of tax-exempt and taxable healthcare debt securities totaling $452,755,000. During 1995, Ziegler Securities also managed 38 issues for long-term care retirement facilities totaling $442,790,000.
The corporate finance group of BCZCO, which performs underwriting in connection with offerings of taxable bonds for non-profit institutions, brought 23 bond issues to market in 1995 on behalf of churches, private schools and other non-profit institutions. The offerings had a total principal amount of $67,408,000.
BCZCO provides retail investment brokerage services through 24 offices nationwide. In 1995, solicited equity investing services were instituted at all retail investment offices, a service supported by high quality independent research.
BCZCO serves as principal underwriter, and provides certain other functions, for Principal Preservation Portfolios, Inc., an open-end investment company. This family of mutual funds had total assets of approximately $320,000,000 at December 31, 1995, as compared with total assets of approximately $250,000,000 at December 31, 1994.
BCZCO has owned and operated a general independent insurance agency since its founding in 1902 with offices located in West Bend and Milwaukee, Wisconsin. The agency maintains direct agency contracts with 26 insurance companies. Diversified coverages including, but not limited to, life, health, property, casualty and fidelity insurance are available for personal and business insurance customer needs. Ziegler Financial Agency, a general agency, distributes financial insurance-based products through BCZCO and an existing network of Wisconsin-based independent insurance agencies.
In 1995, total BCZCO revenues were $32,039,000, compared to $25,787,000 in 1994, a 24% increase. Total expenses were $29,592,000 in 1995, compared to $25,899,000 in 1994, a 14% increase. The resulting net income was $1,555,000 in 1995, compared to $3,000 in 1994.
Ziegler Leasing Corporation: ZLC leases diagnostic, laboratory and operating equipment to hospitals, clinics and other healthcare providers, and leases a variety of commercial equipment to financial institutions, insurance companies and manufacturing concerns. ZLC provides other financing alternatives, including non-recourse notes and purchase money security notes in addition to its leasing alternatives. ZLC also refurbishes and remarkets pre-owned medical equipment through its wholly-owned subsidiary, Ziegler Medical Equipment Group, Inc. ZLC's total revenues were $10,498,000 in 1995, compared to $10,842,000 in 1994. Net income was $716,000 in 1995 compared to $764,000 in 1994. Seventy-nine leases or notes involving equipment costing $18,891,000 were activated in 1995.
Ziegler Thrift Trading, Inc.: Headquartered in Minneapolis, this subsidiary is Minnesota's oldest discount brokerage firm. ZTT has three branch offices in St. Paul, two of which are located in lobbies of a major financial institution. In the third quarter of 1995, ZTT acquired two branch offices in the western Chicago suburbs of Naperville and Westchester. Investors use ZTT to trade stocks, bonds and options with a commission savings of up to 70% of commissions charged by full commission firms. ZTT provides a wide range of services to its customers, including a dividend reinvestment program, free safekeeping, cashless stock option services, and investment consulting. Net income was $677,000 in 1995 compared to $382,000 in 1994.
Ziegler Asset Management, Inc.: ZAMI is the investment adviser or money manager entity in the Ziegler family of companies. Entering the industry in mid-1991, ZAMI has shown rapid growth, from $48,000,000 in assets under management in 1991 to $587,000,000 in assets under management at the end of 1995. Growth continues in two primary areas: equity and balanced portfolios, using a quality growth strategy for individuals, foundations, endowments and 401(k) plans; and fixed-income management provided by the fixed-income management team, primarily for the benefit of healthcare and municipal clients. ZAMI is becoming a steady and profitable company, following its early period of rapid growth.
WRR Environmental Services Co., Inc.: ZCO's only non-financial related business operates a recycling and chemical waste treatment facility in Eau Claire, Wisconsin. At WRR, waste chemicals and spent solvents are converted into recycled products which may again be used by industrial concerns. In addition to hazardous waste management, WRR also offers parts washer service through its AIS Division, emergency response spill cleanup service, laboratory services, and off-site remediation cleanup services. Net income increased from $529,000 in 1994 to $918,000 in 1995.
Ziegler Financing Corporation: The subsidiary's policy of limited interim lending activities continued in 1995. Total revenues were $327,000 in 1995, compared to $364,000 in 1994.

Consolidated Balance Sheets
                                                           As of December 31,
                                                           1995           1994
ASSETS
Cash                                                  $  4,231,808    $  5,185,343
Short-term investments                                  12,430,129      19,027,837
Bonds due and called as of January 1, 1996
 and 1995, respectively                                  3,472,297       1,285,301
    Total cash and cash equivalents                     20,134,234      25,498,481
Securities inventory                                    28,151,740      22,803,084
Accounts receivable -
 Securities sales                                        3,434,916       5,253,705
 Other                                                   4,612,320       3,293,159
Investment in and receivables from affiliates            2,638,456       2,578,926
Investment in leases                                    51,090,834      56,062,738
Notes receivable                                        26,564,818      21,029,012
Land, buildings and equipment, at cost, net
 of accumulated depreciation of $14,425,733
 and $13,519,851, respectively                           7,090,543       6,813,086
Other assets                                            12,127,533       9,108,016
    Total assets                                      $155,845,394    $152,440,207
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term notes payable                              $ 18,394,420    $ 19,728,501
Payable to customers                                     2,567,092       5,876,231
Payable to broker-dealers                                  409,425       1,217,984
Accounts payable                                         3,910,191       2,738,966
Dividends payable                                        1,167,207         804,026
Accrued income taxes payable                             1,138,008               -
Deferred income taxes                                    5,358,583       5,322,679
Notes payable to banks                                  24,559,972      26,900,354
Bonds payable                                           37,403,990      31,605,241
Other liabilities and deferred items                     8,694,508       7,866,203
    Total liabilities                                  103,603,396     102,060,185
Commitments
Stockholders' equity -
 Common stock, $1 par, 7,500,000 shares
  authorized, 3,544,030 shares issued                    3,544,030       3,544,030
 Additional paid-in capital                              5,968,737       6,030,565
 Retained earnings                                      60,659,742      58,734,576
 Treasury stock, at cost, 1,112,348 and
  1,107,587 shares, respectively                       (17,229,903)    (17,196,800)
 Unearned compensation                                    (700,608)       (732,349)
    Total stockholders' equity                          52,241,998      50,380,022
    Total liabilities and stockholders'
     equity                                           $155,845,394    $152,440,207

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income
                                                      For the Years Ended
                                                         December 31,
                                               1995           1994          1993
Revenues:
 Investment banking and commission
  income                                   $ 30,642,641  $ 23,702,142   $ 29,819,544
 Interest and dividends                       4,327,412     4,210,107      2,228,984
 Lease income                                 9,656,436    10,253,033     10,390,587
 Gross profit on chemical products
  (28%, 29% and 28% of net sales,
  respectively)                               3,762,466     3,086,816      2,660,305
 Insurance agency                               951,085       985,320        830,075
 Other                                        5,869,128     4,844,073      4,411,760
                                             55,209,168    47,081,491     50,341,255
Expenses:
 Employee compensation and benefits          22,329,471    18,651,203     19,532,839
 Commissions and clearing fees                  820,472       728,472        775,743
 Communications                               2,660,151     2,510,738      2,461,531
 Occupancy and equipment                      8,773,624     8,573,225      7,974,217
 Promotional                                  2,115,780     2,234,606      2,274,578
 Professional and regulatory                    901,396     1,121,473        953,826
 Interest                                     5,568,541     5,261,397      4,419,711
 Other operating expenses                     5,703,212     4,878,021      4,524,586
                                             48,872,647    43,959,135     42,917,031
    Income before income taxes                6,336,521     3,122,356      7,424,224
Provision for income taxes                    2,292,200     1,117,300      2,893,200
    Net income                             $  4,044,321  $  2,005,056   $  4,531,024
Net income per share of common stock           $1.69         $ .84          $1.90
Weighted average number of common
 shares outstanding                          2,391,968     2,388,586      2,382,957

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
                                                     For the Years Ended
                                                        December 31,
                                              1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                             $  4,044,321   $  2,005,056   $  4,531,024
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Depreciation and amortization          6,349,924      6,647,086      6,078,718
    Provision for losses                     367,609        269,550        164,696
    Loss (gain) on sale of equipment          31,419        (18,397)       (62,641)
    Gain on sale of leased equipment        (665,196)      (841,819)      (869,990)
    Unrealized loss (gain) on
     securities inventory                   (437,351)       206,643        152,000
    Compensation expense related to
     restricted stock grants                 200,728        115,964              -
    Deferred income taxes                     35,904        444,056        498,333
    Change in assets and liabilities:
      Decrease (Increase) in -
        Accounts receivable -
         security sales                    1,818,789      1,886,096     (1,422,693)
        Accounts receivable - other       (1,697,059)      (840,451)    (1,619,156)
        Securities inventory              (4,911,305)    (5,129,866)    (2,447,151)
        Other assets                      (1,568,021)     2,385,153     (2,222,277)
      Increase (Decrease) in -
        Payable to customers and
         broker-dealers                   (4,117,698)     4,178,849         66,079
        Accounts payable net of
         leased equipment purchases          588,037        383,695      1,232,337
        Income taxes payable               1,138,008       (807,436)       276,756
        Other liabilities                    766,623      5,287,303      3,337,206
        Net cash provided by
         operating activities              1,944,732     16,171,482      7,693,241
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from -
  Decrease in investment in
   affiliates                                      -        505,000              -
  Proceeds received on sale of
   equipment                                  32,553         21,376         90,328
  Principal payments received under
   leases                                 15,770,970     14,591,072     14,064,246
  Proceeds from sale of leased
   equipment                               4,574,626      4,009,902      3,999,554
  Payments received on notes
   receivable                             13,743,482      7,541,691     10,147,894
 Payments for -
  Investment in and loans to
   affiliates                                      -       (890,379)       (25,025)
  Purchase of assets to be leased         (8,716,323)   (15,510,850)   (16,730,744)
  Issuance of new notes receivable       (28,634,614)   (21,015,487)   (25,667,177)
  Capital expenditures                      (898,787)    (1,977,440)    (2,873,316)
  Acquisition of business assets          (1,868,058)             -              -
        Net cash used in
         investing activities             (5,996,151)   (12,725,115)   (16,994,240)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from -
  Issuance of short-term notes
   payable                                94,452,000    103,861,000     92,974,000
  Issuance of notes payable to
   banks                                   2,023,057        851,910        610,014
  Issuance of nonrecourse debt             1,340,458      4,421,988        515,941
  Exercise of employee stock
   options                                   110,557         64,093        100,169
  Issuance of bonds payable               11,074,080      9,152,760     11,426,000
  Other                                            -         30,000              -
 Payments for -
  Principal payments of
   short-term notes payable              (95,778,000)  (103,363,000)   (91,348,000)
  Principal payments of notes
   payable to banks                       (4,485,439)    (3,552,142)    (1,421,185)
  Principal payments of
   nonrecourse debt                       (2,292,092)    (1,342,958)    (1,666,847)
  Repayments of bonds payable             (5,627,000)    (4,982,000)    (1,929,000)
  Purchase of treasury stock                (374,475)        (3,400)       (20,000)
  Cash dividends paid                     (1,755,974)    (2,570,237)    (2,308,566)
      Net cash provided by
       (used in) financing
       activities                         (1,312,828)     2,568,014      6,932,526
NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                 (5,364,247)     6,014,381     (2,368,473)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR                         25,498,481     19,484,100     21,852,573
CASH AND CASH EQUIVALENTS AT
END OF YEAR                             $ 20,134,234   $ 25,498,481   $ 19,484,100
SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION:
  Interest paid during the year         $  5,423,442   $  5,040,525   $  4,417,000
  Income taxes paid during the year     $    975,268   $  1,410,439   $  2,097,000
SUPPLEMENTAL SCHEDULE OF
NONCASH INVESTING ACTIVITIES:
 Conversion of notes receivable
  to leased equipment                   $  9,222,523   $  8,202,635   $  4,916,710
  Granting of restricted stock
   from treasury stock                  $    168,987   $    848,313   $          -

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
For the Years Ended                            Additional                               Unearned
December 31, 1995,                Common         Paid-In      Retained     Treasury     Compensa-
1994 and 1993                      Stock         Capital      Earnings       Stock        tion           Total
BALANCE, December 31, 1992       $3,544,030    $5,866,663   $56,502,210  $(18,022,073)  $       -    $47,890,830
  Net income                              -             -     4,531,024             -           -      4,531,024
  Dividends declared
   ($1.07 per share)                      -             -    (2,550,168)            -           -     (2,550,168)
  Proceeds from exercise
   of stock options                       -        15,727             -        84,442           -        100,169
  Cost of treasury stock
   purchased
   (1,200 shares)                         -             -             -       (20,000)          -        (20,000)
BALANCE, December 31, 1993        3,544,030     5,882,390    58,483,066   (17,957,631)          -     49,951,855
  Net income                              -             -     2,005,056             -           -      2,005,056
  Dividends declared
   ($.72 per share)                       -             -    (1,753,546)            -           -     (1,753,546)
  Proceeds from exercise
   of stock options                       -        (6,335)            -        70,428           -         64,093
  Cost of treasury stock
   purchased (200 shares)                 -             -             -        (3,400)          -         (3,400)
  Restricted stock grants                 -       154,510             -       693,803    (848,313)             -
  Amortization of unearned
   compensation                           -             -             -             -     115,964        115,964
BALANCE, December 31, 1994        3,544,030     6,030,565    58,734,576   (17,196,800)   (732,349)    50,380,022
  Net income                              -             -     4,044,321             -           -      4,044,321
  Dividends declared
   ($.87 per share)                       -             -    (2,119,155)            -           -     (2,119,155)
  Proceeds from exercise
   of stock options                       -       (32,613)            -       143,170           -        110,557
  Cost of treasury stock
   purchased (24,241 shares)              -             -             -      (374,475)          -       (374,475)
  Restricted stock grants                 -       (29,215)            -       198,202    (168,987)             -
  Amortization of unearned
   compensation                           -             -             -             -     200,728        200,728
BALANCE, December 31, 1995       $3,544,030    $5,968,737   $60,659,742  $(17,229,903)  $(700,608)   $52,241,998

The accompanying notes to consolidated financial statements are an integral part of these statements.
Notes to Consolidated Financial Statements
(1)   Summary of Significant Accounting Policies -
      Principles of consolidation -
      The consolidated financial statements of The Ziegler Companies, Inc. and subsidiaries (the "Company") include the accounts of The Ziegler Companies, Inc. and its wholly-owned subsidiaries, B. C. Ziegler and Company ("BCZ"), Ziegler Thrift Trading, Inc. ("ZTT"), Ziegler Financing Corporation ("ZFC"), Ziegler Leasing Corporation ("ZLC"), Ziegler Asset Management, Inc. ("ZAMI"), Ziegler Collateralized Securities, Inc. ("ZCSI"), WRR Environmental Services Co., Inc. ("WRR") and First Church Financing Corporation ("FCFC"). All significant intercompany balances and transactions have been eliminated in consolidation.
      The Company, through its financial services subsidiaries, provides a wide range of financial services for businesses, institutions and individuals. WRR recycles, reclaims and disposes of industrial chemicals and solvents and provides pollution abatement services.
      The Company has a 50% interest in Ziegler Mortgage Securities, Inc. II ("ZMSI II"), an unconsolidated entity accounted for by the equity method.
      The Company acquired a 33% interest in Heartland Capital Company, LLC ("HCC"), a start-up company organized to provide construction loans to low income housing developments. HCC did not have a significant impact on the consolidated financial statements in 1995 or 1994. HCC is an unconsolidated entity accounted for by the equity method.
      Securities -
      Security transactions are recorded on a settlement date basis which is not materially different from a trade date basis. Investment banking revenue is recorded net of directly related expenses.
      Short-term investments consist of commercial paper, variable rate demand notes, money market investments, equities and U.S. Government and U.S. Government agency securities purchased under agreements to resell. Securities purchased under agreements to resell, and securities sold under agreements to repurchase, are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or repurchased as specified in the respective agreements. Other short-term investments are carried at approximate market. The reported value of the securities inventory is carried at approximate market.
      At December 31, 1995, there were unrealized gains totaling approximately $388,000 on short-term investments and securities inventory. At
      December 31, 1994, the market value of the short-term investments and the securities inventory was not materially different from cost.
      Lease contracts -
      ZLC leases various types of equipment to hospitals and other organizations. The terms of these contracts generally range from one to seven years. Depending on the lease terms, they are classified as operating, financing or leveraged leases in accordance with Statement of Financial Accounting Standards No. 13. Generally, third parties finance approximately 75% to 90% of the leveraged leases in the form of long-term debt that provides no recourse against ZLC and is secured by a first lien on the property.
      Initial direct costs -
      Initial direct costs are those costs incurred by the Company that are directly associated with negotiating and consummating completed leasing transactions. For operating and financing leases, the Company defers and amortizes initial direct costs over the lease term as an adjustment to the yield. The unamortized initial direct costs are reported as part of the investment in leases on the balance sheets.
      Depreciation -
      Depreciation is computed on buildings and equipment on a straight-line basis. The buildings are depreciated over 20 to 40 years and equipment over 3 to 10 years. Equipment under operating leases is depreciated over the terms of the respective leases.
      Income taxes-
      The provision for income taxes is the estimated amount of income taxes payable, both currently and in the future, on consolidated pretax earnings for the year at current Federal and state tax rates. Deferred income taxes have been provided for those transactions, primarily investment in lease transactions, which are accounted for in different periods for financial reporting purposes than for income tax purposes.
      Net Income Per Share of Common Stock -
      Net income per share of common stock is calculated based on the weighted average number of common shares outstanding, including restricted common stock, using the treasury stock method.
      Cash Equivalents -
      Cash equivalents are defined as short-term investments maturing within three months of the date of purchase.
      Use of Estimates -
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
      Accounting Changes -
      In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121,
      "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company is required to adopt this Statement no later than its 1996 fiscal year.
      In October 1995, SFAS No. 123, "Accounting for Stock Based
      Compensation", was issued and also requires adoption by the Company no later than its 1996 fiscal year. The standard requires expanded disclosures, and permits, but does not require, changes in the accounting for stock based compensation.
      The implementation of SFAS No. 121 and SFAS No. 123 is not expected to have a material impact on the financial statements.
      Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", (collectively "SFAS 114"). SFAS 114 requires that certain impaired loans and leases be measured based on the present value of expected future cash flows discounted at the loans' or leases' effective interest rates. As a result of these new standards, no additional allowance for losses was required as of January 1, 1995. At December 31, 1995, the Company had no material impaired loans or leases requiring evaluation under SFAS 114.
      Reclassification-
      Certain prior year amounts have been reclassified to conform with current year presentation.
(2)   Securities Inventory -
      Securities inventory at December 31, 1995 and 1994, consisted of the following:

                                                            1995          1994
      Municipal bond issues                             $20,351,886   $11,344,996
      Corporate bond issues                               2,230,918       189,345
      Institutional bond issues                           2,589,739     4,826,932
      U.S. Government securities                                  -     4,157,527
      Preferred stock                                     1,263,826       519,001
      Other                                               1,715,371     1,765,283
                                                        $28,151,740   $22,803,084

      Municipal bond issues consist primarily of revenue bonds issued by state and local governmental authorities related to healthcare facilities. Corporate bond issues consist primarily of bonds issued by for-profit corporations. Institutional bond issues consist primarily of bonds issued by not-for-profit hospitals, geriatric care facilities and churches.
      Included in municipal bond issues at December 31, 1995, are approximately $12,580,000 of bonds from one issuer in Texas. These bonds were substantially sold subsequent to year-end.
(3)   Investment in Leases -
      Approximately 76% of the Company's investment in leases is concentrated in the healthcare industry. Investment in leases consisted of the following:

                                                               December 31,
                                                            1995          1994
      Financing leases -
       Lease contracts receivable                       $37,214,062   $38,632,162
       Estimated residual value                           3,669,562     4,104,599
       Deferred initial direct costs                        512,114       634,902
       Less -
        Unearned income                                  (6,357,433)   (6,620,784)
        Allowance for losses                               (476,126)     (587,132)
          Investment in financing leases                 34,562,179    36,163,747
      Leveraged leases -
       Lease contracts receivable (net of
        principal and interest on the
        nonrecourse debt)                                   766,072     1,073,586
        Estimated residual value                          2,099,954     1,970,941
        Less -
         Unearned income                                   (485,624)     (566,042)
          Investment in leveraged leases                  2,380,402     2,478,485
      Operating leases -
       Equipment on rental, at cost                      25,468,242    28,383,149
       Less accumulated depreciation                    (11,458,824)  (11,164,178)
       Deferred initial direct costs                        138,835       201,535
          Investment in operating leases                 14,148,253    17,420,506
          Total investment in leases                    $51,090,834   $56,062,738

      Deferred income taxes arising from leveraged leases were $2,073,745 and $1,804,727 as of December 31, 1995 and 1994, respectively, resulting in a net investment in leveraged leases of $306,657 and $673,758, respectively.
      The following is a summary of scheduled payments to be received on financing, leveraged, and noncancellable operating lease contracts:

                                            Financing     Leveraged     Operating
                    1996                   $13,676,503  $   270,623   $ 4,903,147
                    1997                    10,313,867      196,843     3,173,497
                    1998                     7,182,383      291,932     2,014,828
                    1999                     4,181,704        6,674     1,045,378
                    2000                     1,679,568            -       363,125
                    Thereafter                 180,037            -             -
                                           $37,214,062  $   766,072   $11,499,975

(4)   Investment in ZMSI II -
      Condensed financial information of ZMSI II as of December 31, 1995 and 1994, and for the three year period ended December 31, 1995 is as follows:

                                                           1995           1994
      Mortgage Certificates, net of
       unamortized discount of $3,425,237
       and $3,453,038, respectively                   $116,345,952   $113,401,638
      Deferred bond issuance costs                       3,378,116      3,409,878
      Cash and cash equivalents, primarily
       held by trustee                                   4,632,392      4,736,534
      Accrued interest receivable                          855,783        844,075
          Total assets                                $125,212,243   $122,392,125
      Mortgage Certificate-Backed Bonds payable       $119,908,000   $117,018,000
      Accrued interest payable                           3,716,958      3,613,928
      Due to BCZ                                            67,285        240,197
          Total liabilities                            123,692,243    120,872,125
      Stockholders' equity ($1,510,000 held by
       the Company)                                      1,520,000      1,520,000
          Total liabilities and
           stockholders' equity                       $125,212,243   $122,392,125

                                              1995          1994          1993
      Income, primarily interest           $10,623,778  $11,144,634   $17,010,650
      Expenses -
       Interest expense                      9,764,637    9,654,473    14,443,586
       Amortization of bond issuance
        costs                                  359,513    1,111,631     2,138,311
       Management fee earned by BCZ            349,925      158,801       179,930
       General and administrative
        expense                                149,703      219,729       248,823
          Total expenses                    10,623,778   11,144,634    17,010,650
      Net income                           $         -  $         -   $         -

      The Mortgage Certificate-Backed Bonds are collateralized by the Mortgage Certificates, which consist of Government National Mortgage Association certificates and Federal National Mortgage Association certificates.
(5)   Ziegler Collateralized Securities, Inc. -
      ZCSI was organized to facilitate the financing of equipment purchases and leases by securitizing such purchases and leases for offerings to the public. Summarized financial information of ZCSI as of December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                                           1995           1994
      Investment in leases                             $ 8,818,566    $10,509,676
      Notes receivable                                   6,865,720      3,487,364
      Other assets                                       2,614,081      1,815,606
          Total assets                                 $18,298,367    $15,812,646
      Bonds payable                                    $15,070,000    $12,522,000
      Other liabilities, primarily a
       subordinated note to Company                      3,218,367      3,280,646
          Total liabilities                             18,288,367     15,802,646
      Stockholder's equity                                  10,000         10,000
          Total liabilities and
           stockholder's equity                        $18,298,367    $15,812,646

                                              1995          1994          1993
      Lease income                          $  877,242   $  993,566    $  908,886
      Other income, primarily interest         519,381      248,845        24,452
         Total income                        1,396,623    1,242,411       933,338
      Interest expense                         988,358      763,019       539,650
      Management fees to ZLC                    61,423      153,024       147,095
      Other expenses                           346,842      326,368       246,593
          Total expenses                     1,396,623    1,242,411       933,338
      Net income                            $        -   $        -    $        -

      In accordance with a written agreement with ZLC, which provides management and administrative services to ZCSI, management fees paid to ZLC were limited to the amount which prevented ZCSI from incurring a loss.
      An analysis of each outstanding bond series as of December 31, 1995 and for the year then ended is as follows:

                                Collateral   Lease/      Bond      Other     Excess
                     Bonds         Value      Note     Interest   Related      of
       Series #   Outstanding     at Cost    Income     Expense  Expenses    Income
          1       $  217,000    $  340,813   $ 83,350   $ 47,815  $ 11,386   $24,149
          2       $  902,000    $1,036,372   $119,825   $ 87,609  $ 22,617   $ 9,599
          3       $  850,000    $  960,364   $155,304   $ 86,325  $ 39,793   $29,186
          4       $1,701,000    $1,909,933   $226,030   $126,775  $ 39,563   $59,692
          5       $4,200,000    $5,452,573   $473,958   $329,000  $123,220   $21,738
          6       $7,200,000    $8,145,934   $171,851   $132,016  $ 32,622   $ 7,213

(6)   Short-Term Notes Payable, Lines of Credit,
      Notes Payable to Banks and Bonds Payable -
      The Company finances the operations of certain subsidiaries by issuing commercial paper (short-term notes payable). During 1995, 1994 and 1993, it had average outstanding balances of approximately $19,882,000, $20,856,000 and $18,889,000, respectively. Maximum borrowings based on month-end outstanding balances for those same years were approximately $21,590,000, $21,707,000 and $19,434,000, respectively. During 1995,
      1994 and 1993, the weighted average interest rates incurred were 6.8%, 4.8%, and 3.8%, respectively, based on month-end outstanding balances. The average discount rates on short-term notes payable outstanding as of December 31, 1995 and 1994, were 6.75% and 4.83%, respectively.
      The Company had lines of credit as of December 31, 1995 and 1994, totaling $26,000,000. In accordance with normal banking practice, these lines may be withdrawn at the discretion of the lenders. In connection with certain of these bank lines, the Company is required to maintain, as compensating balances, average collected funds, which at December 31, 1995 and 1994, approximated $380,000. There are no legal restrictions on the withdrawal of these funds. Interest expense incurred in connection with borrowings against its lines of credit was not material in 1995, 1994 or 1993. One of the bank lines for $3,000,000 is shared with the family of mutual funds sponsored by BCZ. All borrowings under this line of credit by the funds are guaranteed by BCZ. The family of mutual funds had no borrowings outstanding at December 31, 1995, and $75,000 outstanding at December 31, 1994.
      BCZ periodically obtains short-term borrowings for specific underwritings under broker loan facilities at the market rate of interest to broker- dealers, payable on demand and fully collateralized by the securities held in inventory. Such amounts are generally outstanding for periods of less than two weeks and total interest expense in connection with such borrowings was not material in 1995, 1994 or 1993.
      BCZ serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. To assist it in carrying out its remarketing duties, BCZ has obtained $75,000,000 of borrowing capacity to allow it to finance the purchase of tendered bonds it elects to purchase into its own inventory. These loan facilities are restricted to financing only variable-rate, municipal bonds and each financing must be approved by the lenders, in advance. The financings are done at the lenders' prime rates, are payable on demand and are fully collateralized by the variable-rate, municipal bonds. Such amounts are generally outstanding for periods of less than two weeks and total interest expense in connection with such borrowings was not material in either 1995 or 1994. There were no such borrowings outstanding at December 31, 1995 or 1994.
      Notes payable to banks consisted of the following:

                                                           1995           1994
      Unsecured promissory note, 10.02%
      interest, principal due May, 1996                $ 6,000,000    $ 8,000,000
      Unsecured term note, 8.0% interest,
      principal due - $1,000,000 in
      December, 1996 with any remaining
      due in December, 1997                              4,000,000      5,000,000
      Secured note, prime plus .5%                               -         40,503
      Secured promissory note; bearing
      interest at 8%; interest-only
      payments due monthly; principal
      payable in six equal monthly
      payments of $116,624 commencing
      May, 1996; collateralized by
      inventory                                            699,746              -
      Secured promissory note; bearing
      interest at 8%; due in monthly
      principal and interest installments
      of approximately $2,900 through
      September, 2002 with a final
      payment of approximately $286,000
      due October, 2002; collateralized
      by land and buildings                                348,205              -
      Borrowings under unsecured lines
      of credit                                         11,402,000     11,280,000
      Other - nonrecourse notes,
      collateralized by leased equipment,
      interest ranging from 7.00%-10.55%,
      payable in monthly installments
      through November, 1997                             2,110,021      2,579,851
                                                       $24,559,972    $26,900,354

      Among other restrictions of the debt agreements, ZLC is required to maintain tangible net worth, as defined, of $10,600,000. At December 31, 1995, tangible net worth was $11,237,000.
      Bonds payable at December 31, 1995 and 1994, consisted of the following:

                                                           1995           1994
      First Church Financing Corporation
      Mortgage-Backed Bonds:
       Series 1 - due March, 2008;
                  interest at 8.25%                    $ 3,479,000    $ 4,158,000
       Series 2 - due August, 2009;
                  interest at 8.75%                      4,195,000      4,456,000
       Series 3 - due December, 2010;
                  interest at 8.00%                      4,223,000              -
      Waste Research and Reclamation Co.,
      Inc., Small Business Pollution
      Control Revenue Bonds, due in
      monthly principal and interest
      installments of approximately
      $6,000, through December 1, 2004,
      bearing interest at 7.5%                             436,990        469,241
      Ziegler Collateralized Securities,
      Inc., Collateralized Bonds;
      collateralized by equipment leases
      and other financing agreements;
      guaranteed by The Ziegler Companies,
      Inc.:
       Series 1 - due serially through
                  June, 1996; interest
                  ranging from 6.00% to 7.75%              217,000        900,000
       Series 2 - due serially through
                  July, 1997; interest
                  ranging from 5.00% to 7.00%              902,000      2,400,000
       Series 3 - due serially through
                  June, 1998; interest
                  ranging from 5.00% to 6.75%              850,000      1,770,000
       Series 4 - due serially through
                  December, 1998; interest
                  ranging from 4.75% to 6.5%             1,701,000      2,452,000
       Series 5 - due serially through
                  October, 2001; interest
                  ranging from 6.25% to 7.75%            4,200,000      5,000,000
       Series 6 - due serially through
                  March, 2001; interest
                  ranging from 6.00% to 7.00%            7,200,000              -
      Ziegler Leasing Corporation Five-Year
      Extendable/Redeemable Notes, Series
      1991, 8.75% interest, unsecured;
      principal redeemable by holders
      December, 1996 and December, 2001;
      principal redeemable by ZLC after
      November, 1993, any remaining due
      in December, 2006                                 10,000,000     10,000,000
                                                       $37,403,990    $31,605,241

      Annual amounts due on notes payable to banks and bonds payable for the next five years are:

                   1996                                $33,795,603
                   1997                                  5,449,402
                   1998                                  6,564,603
                   1999                                  2,462,945
                   2000                                  1,097,857
                   Thereafter                           12,593,552
                                                       $61,963,962

(7)   Related Party Transactions -
      BCZ sponsors the Principal Preservation Portfolios, Inc. family of mutual funds. Certain BCZ officers and directors also serve as officers or directors of the funds. BCZ performs investment advisory services, transfer agency services, depository services and administrative services for the funds. ZAMI also provides investment advisory services to the funds. Fees for services earned from the funds approximated $2,253,000, $2,009,000 and $2,073,000 in 1995, 1994 and 1993,
      respectively.
      BCZ serves as Manager of ZMSI II pursuant to a written agreement. BCZ also advances funds to ZMSI II and owns $1,500,000 of $9 non-cumulative, non-voting preferred stock in ZMSI II. See Note 4 for the ZMSI II intercompany balances with The Ziegler Companies, Inc. and BCZ for the years ended December 31, 1995 and 1994.
(8)   Retirement Plans -
      The Company has contributory profit sharing plans for substantially all full-time employees. BCZ and ZTT have plans which provide for a guaranteed company match equal to 50% of employee contributions and a discretionary annual company contribution up to 6% of defined compensation for each year. The annual company contributions are at the discretion of the boards of directors. WRR has a plan that provides a company match equal to 100% of employee contributions up to a maximum match of 1.43% of defined compensation. WRR also provides a company contribution equal to 3.88% of defined compensation. Retirement plan expense of the Company and subsidiaries was $1,159,000, $820,000 and $1,065,000 in 1995, 1994 and 1993, respectively.
(9)   Provision for Income Taxes -
      The provision for income taxes for the years ended December 31, 1995, 1994 and 1993, consisted of the following:

                                              1995          1994          1993
      Current Federal                       $1,632,800   $  535,400    $1,920,100
      Current state                            623,500      137,800       474,800
      Deferred provision                        35,900      444,100       498,300
          Total                             $2,292,200   $1,117,300    $2,893,200

      The following are reconciliations of the statutory Federal income tax rates for 1995, 1994 and 1993 to the effective income tax rates:

                                                 1995          1994          1993
      Statutory Federal income tax rate          34.0%        34.0%         34.0%
      State taxes on income, net of related
        Federal income tax benefit                5.0%         4.5%          4.8%
      Federal tax-exempt interest income         (2.4%)       (5.0%)        (1.5%)
      Other, net                                  (.4%)        2.3%          1.6%
      Effective income tax rate                  36.2%        35.8%         38.9%

      The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                                                           1995           1994
      Deferred tax assets:
       Allowance for uncollectible accounts             $ (807,277)    $ (794,142)
       Alternative minimum tax carryforward                      -       (754,595)
       Other                                              (878,932)      (865,392)
      Total deferred tax assets                         (1,686,209)    (2,414,129)
      Deferred tax liabilities:
       Fixed assets (primarily due to
        depreciation)                                       84,748        105,944
       Investment in leases                              6,691,515      7,239,691
       Other                                               268,529        391,173
      Total deferred tax liabilities                     7,044,792      7,736,808
      Net deferred tax liabilities                      $5,358,583     $5,322,679

(10)  Other Assets -
      In 1993, the Company entered into a loan for $4,610,000 with an organization which was experiencing difficulties making required debt service payments on an outstanding bond issue underwritten by BCZ. The loan is due on demand, is interest free and requires weekly principal payments totaling $7,000. The loan proceeds were used to redeem the organization's outstanding bond issue in full. The amount due the Company at December 31, 1995 was approximately $3,827,000.
      The bonds were, and the loan is, secured by first mortgages on the underlying real estate. The bonds and the loan are recorded at cost, net of an allowance for possible losses, totaling approximately $2,991,000 and $3,578,000 at December 31, 1995 and 1994, respectively.
      While it had no obligation to do so, the Company elected to repurchase the bonds and make the loan to maintain its business reputation and the confidence of the purchasers of securities BCZ underwrites.
(11)  Preferred Stock -
      The Company is authorized to issue 500,000 shares of preferred stock, $1 par value, which is undesignated as to series.
(12)  Stock Option Plans -
      In 1993, the Company established the 1993 Employees' Stock Incentive Plan (the "1993 Plan") for certain officers and key employees. On December 29, 1993, the Board of Directors granted options to purchase 54,500 shares of Company stock under this Plan. The options are exercisable through December 28, 2003 at a price of $16.625 per share. Options forfeited totaled 2,000 in 1995; none were forfeited in 1994 or 1993. No options were exercised during 1995, 1994 or 1993. A total of 200,000 shares are issuable under the Plan. Options granted under the 1993 Plan that expire, terminate or are cancelled are again available for the granting of future options.
      On January 26, 1994, the Company issued an aggregate of 49,000 shares of restricted common stock of the Company to certain key employees pursuant to the 1993 Plan. Each employee's ownership of shares is subject to full or partial forfeiture in accordance with a vesting schedule in the event that the employee's employment with the Company terminates for any reason before January 26, 2003. The market value of the restricted stock, when issued, was $17.3125 per share. The total value at issuance is being amortized and recorded as compensation over the period of vesting. The shares are considered as outstanding, but may not be transferred by the recipients until vested.
      On January 27, 1995, the Company issued an aggregate of 11,313 shares of restricted common stock of the Company to certain key employees pursuant to the 1993 Plan. Each employee's ownership of shares is subject to full or partial forfeiture in accordance with a vesting schedule in the event that the employee's employment with the Company terminates for any reason before January 27, 2000. In 1995, 401 of these shares were forfeited. The market value of the restricted stock, when issued, was $14.9375 per share. The total value at issuance is being amortized and recorded as compensation over the period of vesting. The shares are considered as outstanding, but may not be transferred by the recipients until vested.
      The 1989 Employees' Stock Purchase Plan (the "1989 Plan") was established for substantially all full-time employees. On May 1, 1993, the Board of Directors granted options to purchase 80,960 shares under the 1989 Plan. The May 1, 1993 options still outstanding expired on April 30, 1995. On May 1, 1995, the Board of Directors granted options to purchase 104,200 shares.
      Activity relating to the common stock options under the 1989 Plan was:

                                                             1995           1994
                                                              (Number of Shares)
      Options outstanding, beginning of year                71,387         77,882
      Options exercised                                     (7,467)        (3,535)
      Options forfeited                                     (7,270)        (2,960)
      Options expired                                      (63,835)             -
      Additional options granted                           104,200              -
      Options outstanding, end of year                      97,015         71,387

      All outstanding options are currently exercisable through April 30, 1997, at 85% of the market value on the date of exercise. Shares were exercised at prices averaging $13.38 per share during 1995. Under the 1989 Plan, 24,065 shares are available for future granting at 85% of the market value on the date of exercise. Options granted under the 1989 Plan that expire, terminate or are cancelled are again available for the granting of future options.
      The effect of outstanding stock options on net income per share is not material.
(13)  Net Capital Requirements and Customer Reserve Accounts -
      As registered broker-dealers, BCZ and ZTT are subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, requiring a broker-dealer to have sufficient liquid assets at all times to cover current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1) as those terms are defined. Approximate net capital data as of December 31, 1995, is as follows:

                                                            BCZ            ZTT
      Aggregate indebtedness                           $15,809,000     $1,419,000
      Net capital                                      $14,541,000     $1,093,000
      Ratio of aggregate indebtedness
       to net capital                                    1.09 to 1      1.30 to 1
      Required net capital                             $ 1,054,000     $  250,000

      In accordance with Securities and Exchange Commission Rule 15c3-3, BCZ and ZTT maintain separate bank accounts for the exclusive benefit of customers. The amounts maintained in these accounts are determined by periodic computations required under the rule, which allows the companies to maintain the computed amounts in cash or qualified securities. As of December 31, 1995 and 1994, there were approximately $4,936,900 and $5,924,200, respectively, in the customer reserve accounts.
(14)  Segment Information -
      Information about the Company's operations by major industry segment is as follows:

                                            Year Ended December 31, 1995
                                                Income
                                                Before        Total    Depreciation
                                 Revenues        Taxes       Assets       Expense
      Broker-dealer             $37,679,955  $3,625,194  $ 53,681,199    $  684,541
      Lease financing            11,677,920   1,066,380    68,625,343     4,538,560
      Real estate financing         197,488     122,420     4,280,944             -
      Corporate and other         5,653,805   1,522,527    29,257,908       415,309
        Consolidated            $55,209,168  $6,336,521  $155,845,394    $5,638,410

                                            Year Ended December 31, 1994
                                                Income
                                                (Loss)
                                                Before        Total    Depreciation
                                 Revenues        Taxes       Assets       Expense
      Broker-dealer             $30,324,225  $  686,114  $ 56,636,013    $  675,699
      Lease financing            11,872,082   1,205,679    67,983,998     4,813,728
      Real estate financing         328,164     (69,471)    5,044,727             -
      Corporate and other         4,557,020   1,300,034    22,775,469       350,206
          Consolidated          $47,081,491  $3,122,356  $152,440,207    $5,839,633

                                            Year Ended December 31, 1993
                                                Income
                                                Before        Total    Depreciation
                                 Revenues        Taxes       Assets       Expense
      Broker-dealer             $35,237,620  $5,484,248  $ 47,195,182    $  567,912
      Lease financing            11,606,242   1,750,558    66,498,130     4,497,858
      Real estate financing         350,957      64,509     7,923,869             -
      Corporate and other         3,146,436     124,909    20,005,874       319,287
          Consolidated          $50,341,255  $7,424,224  $141,623,055    $5,385,057

      The industry segments above are each a separate company or group of companies; therefore, all expenses and assets can be directly identified with segment revenues. Intercompany revenues consist of interest income earned by the Company on loans to subsidiaries and dividends from subsidiaries. Substantially all other revenues are derived from transactions with unaffiliated parties in the United States.
(15)  Commitments and Contingent Liabilities -
      In the normal course of business, BCZ enters into firm underwriting commitments for the purchase of debt issues. These commitments require BCZ to purchase debt issues at a specified price. To manage the off-balance sheet credit and market risk exposure related to these commitments, BCZ pre-sells the issues to its customers. BCZ had no such commitments outstanding at December 31, 1995 or 1994.
      As of December 31, 1995, ZLC had outstanding written agreements to provide equipment lease financing for $5,214,174. To manage the off-balance sheet credit and interest rate risk exposure related to those commitments, ZLC retains the right to adjust or cancel the commitments if adverse interest rate or credit conditions arise.
      The Company leases office space under noncancellable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. BCZ leases computer equipment under noncancellable agreements. WRR leases vehicles under noncancellable lease agreements which allow for adjustments to the minimum lease payments to reflect excess mileage above the agreed mileage allowance. Minimum lease payments for office space, computer equipment and vehicles, which extend through 2003, are:

                   1996                                 $1,567,000
                   1997                                  1,261,000
                   1998                                    647,000
                   1999                                    575,000
                   2000                                    507,000
                   2001 and after                        1,006,000

      Rental expense for 1995, 1994 and 1993 was $2,293,000, $1,912,000 and
      $1,853,000, respectively.
      WRR is subject to a consent order of the Wisconsin Department of Natural Resources for further testing and surface water control, and to remedial 1action under the federal Research, Conservation and Recovery Act ("RCRA"), of contaminants in ground water directly underneath the plant site.
      WRR has disposed of wastes at other recycling sites which may be added to the National Priority List, and may be required to share in the cost of the clean-up of these sites. As of December 31, 1995, WRR had been identified as a potentially responsible party ("PRP") in connection with three sites. For the first site, a reserve of $128,000 was established based on WRR's review of documents, its knowledge of the site and its experience with the clean-up of similar sites. No engineering studies have yet been done to arrive at a more reliable cost estimate. Payments on this site are expected to occur over the next five years. The estimated cost of cleaning up a second site is between $10,000,000 and $30,000,000 based on preliminary estimates from various consulting firms. Based on the identification of other PRP's and the present interim allocation schedule, WRR would be responsible for costs ranging from $500,000 to $1,800,000. In accordance with Financial Accounting Standards Board Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, WRR established a reserve of $589,000 to cover its share of the clean-up costs of this second site. Payments on this site are expected to occur over the next five years. In June 1994, WRR was notified by the United States Environmental Protection Agency ("EPA") that WRR is a PRP at a third site to which WRR delivered materials from 1982 to 1985. WRR's review of the remediation investigation and feasibility study, and other materials prepared by EPA on account of this site, indicates that WRR has valid defenses to any action by EPA to collect remediation costs. The EPA's estimate of WRR's proportionate share of anticipated remediation costs at this third site approximates $200,000. No reserve has been established for this third site.
      While WRR is jointly and severally liable on all three sites, management is not aware of circumstances which could lead to non-performance by the other PRP's when viewed as a group. No potential insurance recovery or reimbursements from WRR's liability insurance carriers has been accrued in the financial statements. The reserve for accrued loss contingencies totaled $716,914 and $633,124 at December 31, 1995 and 1994, respectively. It is reasonably possible that WRR's estimates of its liability related to the clean-up of these sites may change materially in the near term.
(16)  Fair Value of Financial Instruments -
      Financial Accounting Standard No. 107, "Disclosure about Fair Value of Financial Instruments" requires that the Company disclose the fair value of financial instruments for both assets and liabilities for which it is practicable to estimate that value. Where readily available, quoted market prices were utilized by the Company. If quoted market prices were not available, fair values were based on estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
      The book values, estimated fair values and the methods and assumptions used to estimate the fair value of the financial instruments of the Company are reflected below as of December 31, 1995.
      Cash and cash equivalents -
      The carrying values of cash and cash equivalents approximate the fair values for those amounts.
      Securities inventory -
      The carrying value of securities inventory approximates the fair value based on quoted market prices. See Note 1 for additional information. Notes receivable -
      The carrying value of notes receivable approximates the fair value based on a discounted cash flow analysis. The discount rates were based on the Company's current loan rates. For purposes of this Standard No. 107, the loan disclosed in Note 10 is also considered a note receivable. Short-term notes payable -
      The carrying value of short-term notes payable approximates the fair value which was determined based on current market rates offered on notes with similar terms and maturities.
      Notes payable to banks -
      The carrying value of notes payable to banks approximates the fair value which was determined based on current market rates offered on notes with similar terms and maturities.
      Bonds payable -
      The carrying value of bonds payable approximates the fair value which was determined based on current market rates offered on bonds with similar terms and maturities.
Report of Independent Public Accountants
To the Stockholders and the Board of Directors of
      The Ziegler Companies, Inc.:
We have audited the accompanying consolidated balance sheets of THE ZIEGLER COMPANIES, INC. (a Wisconsin corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Ziegler Companies, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
                                          ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin,
February 2, 1996.
Management's Discussion and Analysis of
Financial Conditions and Results of Operations
Results of Operations (Comparison of Years 1995, 1994 and 1993)
The predominant activity of The Ziegler Companies, Inc., (the "Company" or "ZCO") has been and continues to be investment banking, primarily the underwriting and marketing of debt securities for the healthcare industry and for churches and private schools. The Company is also involved in other financial service activities, specifically equipment leasing services to the healthcare industry and commercial/industrial customers, securitization of leases for offerings to the public, full-commission and reduced-commission brokerage services, investment management and advisory services, and interim lending to investment banking clients. The nonfinancial services of the Company are pollution abatement, as well as the recycling, reclaiming and disposing of chemical wastes.
Total revenues of the Company in 1995 were $55,209,000 compared to $47,081,000 in 1994, an increase of $8,128,000 or 17%. The revenues for 1994 reflected a decrease of $3,260,000 or 6% over revenues of $50,341,000 in 1993. Expenses of the Company in 1995 were $48,873,000 compared to $43,959,000 in 1994, an increase of $4,914,000 or 11%. The expenses in 1994 reflected an increase of $1,042,000 or 2% over expenses of $42,917,000 in 1993. The provisions for income taxes were $2,292,000, $1,117,000, and $2,893,000 in 1995, 1994, and
1993, respectively. The statutory federal income tax rates applicable to the Company were 34% in each of the three years. Net income of the Company in 1995 was $4,044,000 compared to $2,005,000 in 1994, an increase of $2,039,000 or 102%. The net income for 1994 reflected a decrease of $2,526,000 or 56% from net income of $4,531,000 in 1993. Earnings per share were $1.69, $.84, and $1.90 in 1995, 1994, and 1993, respectively. Weighted average shares outstanding did not change significantly during the three-year period. The changes in revenues, operating expenses and net income were primarily a reflection of factors related to investment banking, broker-dealer and lease financing activities, as well as changes in the Company's nonfinancial services company, WRR Environmental Services Co., Inc. These factors, as well as the impact of other factors, are explained more fully in the information that follows.
Investment Banking and Broker-Dealer Activities
B. C. Ziegler and Company ("BCZCO"), the investment banking and broker-dealer subsidiary of the Company, had total revenues of $32,039,000 in 1995 compared to $25,787,000 in 1994, an increase of $6,252,000 or 24%. Revenues from tax-exempt underwriting in 1995 increased approximately 30% over 1994 levels. The increase in revenues from tax-exempt underwriting was offset by a reduction in taxable underwriting revenues. In total, underwriting revenues increased $4,058,000 in 1995. Commission income from non-underwritten securities, primarily mutual funds, decreased $91,000. Trading profits increased $900,000, primarily due to the fact that the preferred stock trading department, established in December 1994, had completed its first full year of business. Offsetting the aforementioned increases were decreases in interest income of $220,000 due to lower interest rates. Fee-generated revenues increased $384,000 primarily due to increased volumes and an increase in investment advisory and management fees.
Total expenses of BCZCO were $29,592,000 in 1995 compared to $25,899,000 in 1994, an increase of $3,693,000 or 14%. Employee compensation and benefits increased $3,183,000 as the result of an increase in incentive and commission-based payments, as well as expenses associated with an increase in personnel. Data processing expenses increased $229,000 because of increased sales activity and because of equipment and software enhancements. All other expenses remained approximately the same as last year or increased modestly in line with inflation and increased sales activities. Net income for BCZCO was $1,555,000 in 1995 compared to $3,000 in 1994, an increase of $1,552,000.
BCZCO had total revenues of $25,787,000 in 1994 compared to $30,352,000 in 1993, a decrease of $4,565,000 or 15%. Tax-exempt underwriting revenues in 1994 decreased to 63% of 1993 levels in response to an industry-wide downturn in underwriting volume caused by sharply increased interest rates and the threat of national healthcare reform. Taxable underwriting volumes also decreased, primarily the result of higher interest rates and fewer refinancing opportunities. In total, underwriting revenues decreased $6,327,000 in 1994. Commission income from non-underwritten product, primarily mutual funds, decreased $1,085,000. Trading profits increased $1,728,000 as suitable products were obtained for sale to customers to replace the shortfall in underwritten products. Further offsetting the aforementioned decreases were increases in interest income of $693,000 due to favorable interest arbitrage opportunities, an increase in insurance agency revenues of $155,000, and an increase in fee revenues of $270,000.
Total expenses of BCZCO were $25,899,000 in 1994 compared to $26,076,000 in 1993, a decrease of $177,000 or 1%. Employee compensation and benefits decreased $964,000 as the result of a decrease in incentive and commission-based payments which was partially offset by the expense associated with an increase in investment sales brokers and a 4% general wage increase. Interest expense increased $340,000 due to the interest rate arbitrage activities that also increased revenues. All other expenses remained approximately the same as last year or increased modestly in line with inflation and expenses associated with additional product sales efforts. Net income for BCZCO was $3,000 in 1994 compared to $2,659,000 in 1993, a decrease of $2,656,000.
Ziegler Thrift Trading, Inc. ("ZTT"), the reduced-commission brokerage service of the Company, had total revenues of $4,434,000 in 1995 compared to $3,474,000 in 1994, an increase of $960,000 or 28%. Commission income, the primary source of revenues, increased $775,000 or 24% as the result of an 18% increase in trading volume compared to 1994 coupled with a 5% increase in the average commission earned per trade. Approximately $134,000 of 1995 commission income came from the operations of a discount brokerage operation in Illinois which was purchased by ZTT in September 1995. The purchase price was approximately $507,000. The assets acquired included all customer accounts serviced by two sales offices in Illinois. A $132,000 increase in fees earned on ZTT's stock option financing program and increases in other fee generating services also contributed to the increased revenues in 1995. Total expenses of ZTT were $3,341,000 in 1995 compared to $2,850,000 in 1994, an increase of $491,000 or 17%. Most of the increase was from increases in volume-based commission expense, employee compensation and benefits, the acquisition mentioned above and increased interest expense incurred on the stock option financing program. Net income for ZTT was $677,000 in 1995 compared to $382,000 in 1994, an increase of $295,000 or 77%.
ZTT had total revenues of $3,474,000 in 1994 compared to $4,027,000 in 1993, a decrease of $553,000 or 14%. Commission income, the primary source of revenues, declined $539,000 or 14% as the result of a 14% decrease in trading volume compared to 1993. Other components of revenue did not change significantly. Total expenses of ZTT were $2,850,000 in 1994 compared to $3,073,000 in 1993, a decrease of $223,000 or 7%. Most of the decrease was from decreases in volume-based commission and clearing fee expense and employee compensation and benefits. Net income for ZTT was $382,000 in 1994 compared to $554,000 in 1993, a decrease of $172,000 or 31%.
Ziegler Asset Management, Inc. ("ZAMI"), the money management services subsidiary of the Company, had total revenues of $1,479,000 in 1995 compared to $1,383,000 in 1994, an increase of $96,000 or 7%. An increase in assets under management to $587,000,000 is the reason for the increased revenues. Total expenses of ZAMI were $1,393,000 in 1995 compared to $1,209,000 in 1994, an increase of $184,000 or 15%. The primary reasons for the increase in expenses are the increase of $347,000 associated primarily with the adding of a new office devoted to fixed-income management services in mid-1994, and $155,000 of expenses associated with the reimbursement of management fees. Offsetting these increases is a reduction in fees paid to sub-advisors approximating $252,000 and a reduction in other salaries and wages. Net income for ZAMI was $48,000 in 1995 compared to $97,000 in 1994, a decrease of $49,000 or 51%.
ZAMI had total revenues of $1,383,000 in 1994 compared to $1,204,000 in 1993, an increase of $179,000 or 15%. An increase in assets under management to $523,000,000 is the reason for the increased revenues. Total expenses of ZAMI were $1,209,000 in 1994 compared to $949,000 in 1993, an increase of $260,000 or 27%. The primary reasons for the increase in expenses are the increase of $127,000 associated primarily with the added personnel expenses of a new office devoted to fixed-income management services and $84,000 of expenses associated with the reimbursement of management fees. All other expenses did not change significantly. Net income for ZAMI was $97,000 in 1994 compared to $156,000 in 1993, a decrease of $59,000 or 38%.
Lease Financing Activities
Ziegler Leasing Corporation ("ZLC") is the primary lease financing subsidiary of the Company. ZLC leases equipment and provides other financing primarily to the healthcare industry as well as to commercial and industrial customers. ZLC had total revenues of $10,498,000 in 1995 compared to $10,842,000 in 1994, a decrease of $344,000 or 3%. The primary components of revenue are equipment leasing and financing, and gains on the sale of leased equipment sold at the termination of the leases. Equipment leasing income was $8,793,000 in 1995 compared to $9,259,000 in 1994, a decrease of $466,000 or 5%. The recognition of leasing income is affected by the different methods of accounting for the different types of leases and the timing of lease activations and terminations. Lease activations in 1995 were approximately $18,000,000 or 20% of total equipment on lease as of the beginning of the year. This was less than the total of terminations and sales to Ziegler Collateralized Securities, Inc., a related company, which caused the investment in leased equipment on hand at December 31, 1995 to be approximately $3,281,000 less than the investment in leased equipment on hand at December 31, 1994. This decrease is the primary reason for the 5% decrease in lease income compared to 1994.
Gains on the sale of leased equipment were $665,000 in 1995 compared to $842,000 in 1994, a decrease of $177,000 or 21%, primarily reflecting a 17% drop in the volume of equipment terminated. Interest income was $685,000 in 1995 compared to $470,000 in 1994, an increase of $215,000 or 46%. The increase is primarily due to an increase in the levels of notes receivables outstanding during 1995. Fee income decreased $56,000 between years from $229,000 in 1994 to $173,000 in 1995. Of the total fees, $127,000 in 1995 and
$212,000 in 1994 were received from Ziegler Collateralized Securities, Inc. Total expenses of ZLC were $9,467,000 in 1995 compared to $9,666,000 in 1994, a decrease of $199,000 or 2%. The largest component of expenses is depreciation expense on operating lease equipment. The expense was $4,543,000 in 1995 compared to $4,817,000 in 1994, a decrease of $274,000 or 6% and is attributable to the lower level of operating equipment on lease during 1995. Another large component of expense is interest expense which was similar between years at $2,890,000 in 1995 compared to $2,866,000 in 1994. Interest expense reflects the financing of the assets associated with leases and, on a smaller scale, notes. The steady interest expense is due to the decrease in the average overall portfolio of leases, offset by an increase in the average notes outstanding during the year. Other changes in expenses were not significant. Net income for ZLC was $716,000 in 1995 compared to $764,000 in 1994, a decrease of $48,000 or 6%. Investments in leases and notes at December 31, 1995, were $42,272,000 and $8,275,000, respectively.
ZLC had total revenues of $10,842,000 in 1994 compared to $10,863,000 in 1993, a decrease of $21,000. The primary components of revenue are from equipment leasing and financing, and from gains on the sale of leased equipment sold at the termination of the leases. Equipment leasing income was $9,259,000 in 1994 compared to $9,482,000 in 1993, a decrease of $223,000 or 2%. The recognition of leasing income is affected by the different methods of accounting for the different types of leases and the timing of lease activations and terminations. Lease activations in 1994 were $23,000,000 or 26% of total equipment on lease as of the beginning of the year. Although activations exceeded the total of terminations and sales to Ziegler Collateralized Securities, Inc., a related company, the average equipment on lease in 1994 decreased 4% as compared to 1993. The decrease in average equipment on lease is due to the timing of activations and terminations and is the primary reason for the 2% decrease in lease income compared to 1993.
Total equipment on lease actually increased 4% during the year despite the lower average of equipment on lease noted above, with the largest net increase occurring in the fourth quarter.
Gains on the sale of leased equipment were $842,000 in 1994 compared to $870,000 in 1993, a decrease of $28,000 or 3%, reflecting similar circumstances involving volume of equipment terminated and market conditions in both years. Interest income was $470,000 in 1994 compared to $258,000 in 1993, an increase of $212,000 or 82%. The increase is due to an increase in the levels of notes and an increase in the rate of return on short-term investments. Fee income remained comparable between years at $229,000 in 1994 compared to $240,000 in 1993. Of the total fees, $212,000 in 1994 and $190,000 in 1993 were received from Ziegler Collateralized Securities, Inc. Total expenses of ZLC were $9,666,000 in 1994 compared to $9,113,000 in 1993, an increase of $553,000 or 6%. The largest component of expenses is depreciation expense on operating lease equipment. The expense was $4,817,000 in 1994 compared to $4,498,000 in 1993, an increase of $319,000 or 7%, and is attributable to the higher average level of operating equipment on lease during 1994. Another large component of expense is interest expense which was $2,866,000 in 1994 compared to $2,979,000 in 1993, a decrease of $113,000 or
4%. Interest expense reflects the financing of the assets associated with leases and, on a smaller scale, notes. The decrease in interest expense is due to the decrease in the average overall portfolio of leases, partially offset by an increase in interest rates and an increase in the average notes outstanding during the year. Other changes in expenses were not significant. Net income for ZLC was $764,000 in 1994 compared to $1,076,000 in 1993, a decrease of $312,000 or 29%. Investments in leases and notes at December 31, 1994 were $45,553,000 and $1,778,000, respectively.
Ziegler Collateralized Securities, Inc. ("ZCSI") facilitates the financing of equipment leases and sales by securitizing equipment leases or notes supporting equipment leases or sales, and offering the resulting securities to the public. ZCSI purchases the leases and notes from ZLC, which also acts as manager and lease servicer since ZCSI has no employees. ZCSI had six series of bonds outstanding totaling $15,070,000 as of December 31, 1995, one of which was issued in September of 1995 for $7,200,000. ZCSI had revenues of $1,397,000 in 1995 compared to $1,242,000 in 1994, an increase of $155,000 or
12%. ZCSI revenues consist almost entirely of leasing income and note interest income. The increase in revenues is due to the net purchase of leases and notes for bond issues in 1994 and 1995. Expenses of ZCSI consist primarily of interest expense, amortized bond issue costs, management and servicing fees, and initial direct cost expense. Management and servicing fees are paid to ZLC and are limited to an amount that would prevent ZCSI from incurring a loss. Such fees earned in 1995 were $127,000 compared to $212,000 in 1994. Expenses equaled revenues in both 1995 and 1994. Investment in leases and notes were $8,815,000 and $6,866,000, respectively, as of December 31, 1995.
Total ZCSI revenues of $1,242,000 in 1994 increased $309,000 or 33% over revenues of $933,000 in 1993. Income from the leases and notes purchased in 1993 and 1994 was the reason for the increased revenues in 1994. Expenses of ZCSI equaled revenues in both 1994 and 1993. Management fees paid to ZLC were $212,000 in 1994 compared to $190,000 in 1993. Investment in leases and notes as of December 31, 1994 were $10,510,000 and $3,487,000, respectively.
Other Services and Activities
Ziegler Financing Corporation ("ZFC") provides construction financing and interim lending primarily to investment banking clients. Total revenues were $327,000 in 1995 compared to $364,000 in 1994, a decrease of $37,000 or 10%.
Revenues consist primarily of interest income on loans and short-term investments. A fluctuating level of loans associated with the demand for interim lending is the reason behind the revenue differences between years.
In recent years, ZFC has accumulated loans for church construction projects and sold them to First Church Financing Corporation ("FCFC"), a related company. A portfolio of loans was sold to FCFC in both 1995 and 1994. Total expenses of ZFC were $204,000 in 1995 compared to $433,000 in 1994, a decrease of $229,000 or 53%. The decrease in expenses is due to a $186,000 swing in ZFC's provision for losses and decreasing interest on borrowed funds. A $100,000 provision for losses was recorded in 1994, relating to an investment in two residual ownership interests totaling $170,000, the values of which have been impaired. In 1995, approximately $86,000 of a previously established provision for losses was transferred out of expenses when the corresponding loan was sold to the Company at book value. There was net income of $74,000 in 1995 compared to a net loss of $42,000 in 1994, an increase of $116,000.
Total ZFC revenues were $364,000 in 1994 compared to $375,000 in 1993, a decrease of $11,000 or 3%. Revenues consist primarily of interest income on loans and short-term investments. A portfolio of loans was sold to FCFC in both 1994 and 1993. Total expenses of ZFC were $433,000 in 1994 compared to $311,000 in 1993, an increase of $122,000 or 39%. The increase in expenses is due to a provision for losses of $100,000 and increasing interest rates on borrowed funds. The $100,000 provision for losses is related to an investment in two residual ownership interests totaling $170,000, the values of which have been impaired. There was a net loss of $42,000 in 1994 compared to net income of $40,000 in 1993, a decrease of $82,000.
First Church Financing Corporation ("FCFC") is organized for the purpose of issuing mortgage-backed bonds collateralized by first mortgages on church buildings and properties. FCFC has three series of bonds outstanding. The second series totaled $4,456,000 and was issued during the third quarter of 1994. The third series totaled $4,223,000 and was issued on December 22, 1995. Total revenues of FCFC were $852,000 in 1995 compared to $611,000 in 1994, an increase of $241,000. This increase is directly related to the interest received on the church loans that are associated with the bond issues and are purchased by FCFC at the time of issue of the bonds. Total expenses of FCFC were $799,000 in 1995 compared to $578,000 in 1994, an increase of $221,000. Expenses reflect primarily interest on the bonds outstanding and the increase is a reflection of the amount of bonds outstanding during all or part of each of the years. Included among the expenses is a servicing fee paid to ZFC as servicer of the church loans of $29,000 in 1995 and $21,000 in 1994. Net income for FCFC was $32,000 in 1995 compared to $20,000 in 1994. Total revenues of FCFC were $611,000 in 1994 compared to $347,000 in 1993, an increase of $264,000. This increase is directly related to the interest received on the church loans that are associated with the bond issues and are purchased by FCFC at the time of issue of the bonds. Total expenses of FCFC were $578,000 in 1994 compared to $324,000 in 1993, an increase of $254,000.
Expenses reflect primarily interest on the bonds outstanding and the increase is a reflection of the amount of bonds outstanding during all or part of each of the years. Included among the expenses are servicing fees paid to ZFC of $21,000 in 1994 and $12,000 in 1993. Net income for FCFC was $20,000 in 1994 compared to $14,000 in 1993.
WRR Environmental Services Co., Inc. ("WRR") is in the business of providing pollution abatement services and recycling, reclaiming, and disposing of chemical wastes. In addition, effective October 1995, a wholly-owned subsidiary of WRR purchased the land, buildings, equipment, and certain inventories of a company located adjacent to WRR which is primarily engaged in the sale, installation and servicing of truck equipment. Total gross revenues were $13,502,000 in 1995 compared to $10,648,000 in 1994, an increase of
$2,854,000 or 27%. WRR has increased revenue due primarily to $799,000 of sales generated by the acquired business, an increase of $1,391,000 in revenues from waste remediation services, and an increase of $695,000 in revenues generated by waste disposal services. The 1995 sales mix resulted in a gross margin percentage of 28% in 1995 compared to 29% in 1994. Total dollars of gross margin were $3,762,000 in 1995 compared to $3,087,000 in 1994, an increase of $675,000 or 22%. Total expenses of WRR other than cost of sales were $2,346,000 in 1995 compared to $2,218,000 in 1994, an increase of $128,000 or 6%. The increase in expenses is due to personnel and promotional costs associated with the increased marketing and sales activities, increased transportation costs associated with higher levels of business activity, and increased expenses associated with tax compliance and insurance audits. Net income for WRR was $918,000 in 1995 compared to $529,000 in 1994, an increase of $389,000 or 74%.
Total WRR gross revenues were $10,648,000 in 1994 compared to $9,450,000 in 1993, an increase of $1,198,000 or 13%. WRR increased revenue through aggressive marketing and sales of new services, specifically waste remediation services. Included in gross revenues was a project with a customer completed during 1994 that amounted to approximately 21% of gross revenues. The gross margin percentage was 29% in 1994 compared to 28% in 1993. Total dollars of gross margin were $3,087,000 in 1994 compared to $2,660,000 in 1993, an increase of $427,000 or 16%. Total expenses of WRR other than cost of sales were $2,218,000 in 1994 compared to $2,208,000 in 1993, an increase of $10,000. The increase in expenses is due to personnel and promotional costs associated with the increased marketing and sales activities, and increased expenses associated with tax compliance and insurance audits offset by a $531,000 reduction in contingency loss provisions. Net income for WRR was $529,000 in 1994 compared to $234,000 in 1993, an increase of $295,000 or
126%.
The Ziegler Companies, Inc. is the parent company of the subsidiaries and also engages in limited investing activities. Total revenues of the Company were $991,000 in 1995 compared to $859,000 in 1994, an increase of $132,000.
Revenues totaling $225,000 from an equity investment in a company that provides construction loans to low-income housing developments, combined with trading gains on company investments, were the primary causes of the increased revenues. Offsetting these increases was a $192,000 decrease in interest income related to a credit facility established by the Company for a corporation that generates automobile loans for retail customers. The balance outstanding on this credit facility at December 31, 1995, was $3,828,000. ZCO expenses were $930,000 in 1995 compared to $452,000 in 1994, an increase of $478,000 or 106%. A $120,000 increase in interest expense to support a higher level of funds advanced during the year, combined with the transfer to the Company of $336,000 of provision for losses associated with the purchase, at book value, of a loan from ZFC, were the primary reasons for the increase.
Net income for the Company was $33,000 in 1995 compared to $263,000 in 1994. Total revenues of the Company were $859,000 in 1994 compared to $107,000 in 1993, an increase of $752,000. An increase in interest income related to a credit facility established by the Company for a corporation that generates automobile loans for retail customers is the primary reason for the increase. The balance outstanding on this credit facility at December 31, 1994 was $5,025,000. A loss of $200,000 recorded in 1993 on an abandoned new business venture also had an impact on the comparison of revenues between 1994 and 1993. ZCO expenses were $452,000 in 1994 compared to $383,000 in 1993, an increase of $69,000 or 18% An increase in interest expense to support a higher level of funds advanced under the aforementioned credit facility is the primary reason for the increase. Expenses incurred in 1993 associated with the establishment of the credit facility did not recur in 1994 and also had an impact on the comparison of expense between years. Net income for the Company was $263,000 compared to a net loss of $191,000 in 1993.
Liquidity and Capital Resources
The Company's primary activities involve investment banking, retail and institutional securities brokerage, equipment leasing and other financial services. Capital expenditures for assets other than leased equipment were relatively insignificant during the year ended December 31, 1995. Land, buildings and equipment, net of related depreciation and amortization, was 4.6% of total Company assets and investment in leases was 32.8% of total Company assets.
The Company, specifically its financial subsidiaries, has a continuing requirement for cash to finance its activities. A primary source of cash has been and continues to be the issuance of short-term notes of the Company. These notes vary in maturities up to 270 days. In 1995, a total of $94,452,000 of notes was issued and $95,778,000 was repaid. In 1994, a total of $103,861,000 of notes was issued and $103,363,000 was repaid. In 1993, a total of $92,974,000 of notes was issued and $91,348,000 was repaid. The total balance of short-term notes outstanding, without regard to interest discounts, was $18,553,000 as of December 31, 1995, compared to $19,879,000 as of December 31, 1994, and $20,442,000 as of December 31, 1993. This source of additional cash was used primarily to finance leasing and lending activity and remains an important source of cash for the Company.
ZLC also uses intermediate term, fixed-rate bank borrowings and five-year extendable/redeemable, fixed-rate bonds issued to the public. The bank borrowings are structured to mature in a pattern approximating the lease agreements they support. Total indebtedness to the banks under these borrowings was $10,000,000 at the end of 1995, $13,000,000 at the end of 1994, and $15,000,000 at the end of 1993. The $10,000,000 five-year extendable/redeemable bonds previously issued by ZLC mature December 1, 2006. The holders of the extendable/redeemable bonds have the option of tendering the bonds for repayment in whole or in part on December 1, 1996, and December 1, 2001. ZLC was also involved in nonrecourse debt issuance and repayments in conjunction with leveraged leasing activities.
In 1993, ZFC entered into a loan for $4,610,000 with an organization which was experiencing difficulties making required debt service payments on an outstanding bond issue underwritten by BCZCO. The loan is due on demand, is interest free and requires weekly principal payments totaling $7,000. The loan proceeds were used to redeem the organization's outstanding bond issue in full. This loan was transferred to ZCO at book value in 1995. The amount due ZCO at December 31, 1995 is approximately $3,827,000. The loan is secured by a first mortgage on the underlying real estate. The loan is recorded at cost, net of allowances for possible losses previously provided, totaling approximately $2,991,000 at December 31, 1995, and is included in Other Assets on the balance sheets.
ZCSI issues bonds to the public as a source of cash. During 1995, ZCSI issued $7,200,000 of bonds to the public and redeemed $4,335,000 of bonds which matured, and $317,000 of bonds which were called. During 1994, ZCSI issued $5,000,000 of bonds to the public, and redeemed $4,354,000 of bonds which matured, and $264,000 of bonds which were called. During 1993, ZCSI issued $6,840,000 of bonds and redeemed $1,800,000 of bonds which matured. Total bonds outstanding at December 31, 1995, 1994, and 1993 were $15,070,000, $12,522,000, and $12,140,000, respectively. The bonds are due serially from January 1996 to October 2001. The bonds were used to finance the purchase of lease obligations and lease financing notes and will mature in a pattern approximating the maturities of the lease obligations and lease financing notes that serve as collateral.
FCFC issues bonds to the public as a source of cash. Mandatory redemption on the bonds is made from principal payments received on the mortgage loans which serve as collateral for the bonds. Principal payments on the mortgage loans are received in regular installments over 15-year amortization schedules through 2010. During 1995, FCFC issued $4,223,000 of bonds to the public and redeemed $940,000 of bonds which were called. During 1994, FCFC issued $4,456,000 of bonds to the public and redeemed $329,000 of bonds which were called. During 1993, FCFC issued $4,586,000 of bonds to the public and redeemed $99,000 of bonds which were called. Total bonds outstanding at December 31, 1995, 1994 and 1993, were $11,897,000, $8,614,000, and
$4,487,000, respectively.
WRR has bonds outstanding at a face value of $450,000. The bonds mature serially each December through the year 2004. The bonds were issued in 1980 to finance continuing operations.
BCZCO finances most activities from its own resources and also relies upon unsecured lines of credit available through banking relationships, if necessary. Any utilization of these lines of credit is generally repaid in less than 30 days. BCZCO also has broker loan and other collateralized arrangements available through banking relationships.
The Company's cash and cash equivalent position allows a certain flexibility in its financial activities. In order to maximize income, available cash is invested in short-term investments such as commercial paper, money market funds and reverse repurchase agreements at very short maturities in accordance with the Company's liquidity requirements.

Five-Year Summary of Financial Data
                    1995          1994           1993          1992         1991
Operating
 Revenues     $ 55,209,168   $ 47,081,491  $ 50,341,255  $ 48,306,068   $ 41,342,278
Net Income
 from
 Continuing
 Operations   $  4,044,321   $  2,005,056  $  4,531,024  $  5,086,534   $  3,811,858
Net Income
 from
 Continuing
 Operations
 Per
 Common
 Share              $1.69         $ .82          $1.90         $2.01        $1.45
Cash Divi-
 dends
 Declared
 Per Share
 of Common
 Stock              $ .87         $ .72          $1.07         $ .97        $ .87
Total
 Assets       $155,845,394   $152,440,207  $141,623,055  $124,822,939   $117,182,297
Long-Term
 Obliga-
 tions        $ 38,358,173   $ 38,331,881  $ 37,490,196  $ 33,588,703   $ 32,916,233
Short-Term
 Notes
 Payable      $ 18,394,420   $ 19,728,501  $ 19,322,467  $ 17,708,751   $ 11,688,766
End of Year
 Share-
 holders'
 Equity       $ 52,241,998   $ 50,380,022  $ 49,951,855  $ 47,890,830   $ 49,121,674
Book Value
 Per Share         $21.48        $20.68         $20.96        $20.14       $18.65

Quarterly Consolidated Results of Operations for 1995 and 1994
1995 Quarter Ended             March 31       June 30    September 30    December 31
Revenues                      $11,331,000   $12,971,000   $12,564,000    $18,343,000
Expenses                       11,328,000    11,753,000    11,370,000     14,421,000
Net Income                         19,000       772,000       776,000      2,477,000
Net Income Per Share                $ .01         $ .32         $ .32          $1.04

1994 Quarter Ended             March 31       June 30    September 30    December 31
Revenues                      $11,133,000   $12,835,000   $12,187,000    $10,926,000
Expenses                       10,988,000    11,049,000    11,130,000     10,792,000
Net Income                         95,000     1,071,000       665,000        174,000
Net Income Per Share                $ .04         $ .44         $ .27          $ .09

Directors and Executive Officers
DIRECTORS
J. C. Frueh
President, Aegis Group, Inc., Pittsburgh, Pennsylvania; Acquisition and Management of Manufacturing and Distribution Companies
J. R. Green
Partner, Green, Manning & Bunch, Denver, Colorado; Merchant Banking Firm
W. R. Holmquist
Retired Senior Vice President of the Company
P. R. Kellogg
Chief Executive Officer and Senior Partner, Spear, Leeds & Kellogg; Specialist Firm on the New York Stock Exchange
P. D. J. Kenny
Director of University Facilities - Mercer University, Macon, Georgia
F. J. Wenzel
Advisor to the President, Marshfield Clinic, Marshfield, Wisconsin; Executive Vice President/Chief Executive Officer, Medical Group Management Association, Englewood, Colorado
B. C. Ziegler III
President, Ziegler/Limbach, Inc., West Bend, Wisconsin; Business Development, Management and Consulting
P. D. Ziegler
President and Chief Executive Officer
R. D. Ziegler
Chairman of the Board
B. C. Ziegler
Director Emeritus
EXECUTIVE OFFICERS
R. D. Ziegler
Chairman of the Board
P. D. Ziegler
President and Chief Executive Officer
S. C. O'Meara
Senior Vice President and General Counsel
L. R. Van Horn
Senior Vice President - Finance
V. C. Van Vooren
Senior Vice President, Treasurer and Assistant Secretary
J. R. Schmidt
Corporate Secretary
J. C. Vredenbregt
Assistant Treasurer and Controller
OFFICERS AND
SUBSIDIARIES
B. C. Ziegler
and Company
R. D. Ziegler
Chairman
P. D. Ziegler
President and Chief
Executive Officer
S. C. O'Meara
Senior Vice President
and General Counsel
D. A. Carlson, Jr.
Senior Vice President
M. P. Doyle
Senior Vice President-
Retail Operations
N. L. Fuerbringer
Senior Vice President-
Administration
E. H. Rudnicki
Senior Vice President
R. N. Spears
Senior Vice President
L. R. Van Horn
Senior Vice President-
Finance
V. C. Van Vooren
Senior Vice President
and Treasurer
J. C. Wagner
Senior Vice President-
Retail Sales
J. R. Wyatt
Senior Vice President
G. Aman
Vice President -
Insurance
M. A. Baumgartner
Vice President
J. L. Brendemuehl
Vice President -
Mutual Funds/UITs
J. M. Bushman
Vice President -
Recruiting and
Training Coordinator
M. S. Donahoe
Vice President
J. H. Downer
Vice President-
MIS Director
D. P. Frank
Vice President -
Director of Strategic
Planning and Change
S. K. Hittman
Vice President-
Personnel
R. J. Johnson
Vice President-
Compliance
D. J. Meizen
Vice President
L. C. Rosenheimer
Vice President - Bond
Sales Control
T. S. Ross
Vice President
D. A. Schlosser
Vice President
C. G. Stevens
Vice President -
Marketing Director
R. J. Tuszynski
Vice President -
Director of Mutual
Funds
J. C. Vredenbregt
Vice President,
Assistant Treasurer
and Controller
B. J. Bronson
Assistant Vice
President
H. C. Delcore
Assistant Vice
President
J. Ferrara, Jr.
Assistant Vice
President - Mutual
Funds
D. J. Hauser
Assistant Vice
President
S. A. Hron
Assistant Vice
President
B. A. Rahlf
Assistant Vice
President
S. D. Rolfs
Assistant Vice
President
R. C. Strzok
Assistant Vice
President -
Administration
J. R. Schmidt
Corporate Secretary
K. A. Lochen
Assistant Secretary
Vice Presidents-Sales:
S. C. Bass
D. S. Bast
W. L. Bruss
R. T. Bunn
R. A. Conn
J. O. Conwell
T. J. Doyle
R. W. Eggebrecht
A. G. Frey
S. A. Isaacson
G. R. Knutson
J. A. Kramer
S. S. Kurer
W. G. Morse
J. V. Noordyk
P. D. O'Brien
R. D. Ping
R. R. Poggenburg
T. P. Sancomb
D. J. Schoenwetter
C. D. Schrader
M. W. Severson
S. D. Steinke
W. R. Uebele
M. B. Walsh
G. M. Wilson
Assistant Vice
Presidents-Sales:
J. F. Cape
F. H. Ellenberger
W. T. Epping
T. J. Fitzgerald
W. F. Gould
N. E. Harris
J. D. Klanderman
P. J. Krause
W. J. Langley
L. D. Martin
D. L. Peterson
R. J. Ratterman
M. B. Seiser
R. R. Sims
A. A. Struebing
T. M. Turner
P. D. Voss
Ziegler Securities
Division
P. D. Ziegler
Chairman
D. A. Carlson, Jr.
President, Chief
Executive Officer and
Treasurer
J. M. Annett
Senior Vice President
and National Director
of Long-Term Care
Finance
J. B. Sterns
Senior Vice President
and National Director
of Healthcare Finance
M. A. Baumgartner
Senior Vice President
M. P. McDaniel
Senior Vice President
D. M. Rognerud
Senior Vice President
J. R. Wyatt
Senior Vice President
D. M. Kolzow
Vice President -
Operations
S. D. Smith
Vice President and
Co-Manager of Special
Products Group
T. J. Sheehan
Vice President and
Co-Manager of Special
Products Group
T. L. Brod
Vice President
D. J. Hermann
Vice President
T. S. Howard
Vice President
M. J. Kane
Vice President
J. LeBuhn
Vice President
R. K. Price
Vice President
R. J. Scanlon
Vice President
E. K. Eng
Assistant Vice
President
J. M. Garza
Assistant Vice
President -
Information Systems
and Services
V. C. Van Vooren
Assistant Treasurer
Ziegler Financing
Corporation
E. H. Rudnicki
President
S. C. O'Meara
Senior Vice President
and General Counsel
J. M. Annett
Vice President
P. O. Faragasso
Vice President
R. K. Price
Vice President
L. R. Van Horn
Vice President and
Treasurer
J. R. Wyatt
Vice President
P. D. Ziegler
Vice President
V. C. Van Vooren
Secretary
J. C. Vredenbregt
Assistant Treasurer
Ziegler Leasing
Corporation
M. E. Sedlmeier
President and Chief
Executive Officer
S. C. O'Meara
Senior Vice President
and General Counsel
L. E. Johnson
Vice President -
Marketing
R. F. Jones
Vice President - Sales
T. A. Norman
Vice President -
Asset Management
P. D. Ziegler
Vice President
D. M. Pieper
Assistant Vice
President - Operations
J. R. Schmidt
Corporate Secretary
V. C. Van Vooren
Assistant Secretary
L. R. Van Horn
Treasurer
J. C. Vredenbregt
Assistant Treasurer
K. A. Kalnins
Controller
Ziegler Medical
Equipment Group, Inc.
T. A. Norman
President
M. E. Sedlmeier
Executive Vice
President
L. E. Johnson
Vice President -
Marketing
J. R. Schmidt
Corporate Secretary
K. A. Kalnins
Controller and
Treasurer
Ziegler Thrift
Trading, Inc.
R. D. Ziegler
Chairman
V. C. Van Vooren
President and Chief
Executive Officer
R. L. Kangrga
Vice President and
Assistant Secretary
M. W. Stefano
Vice President and
Treasurer
L. R. Van Horn
Vice President
J. R. Schmidt
Corporate Secretary
J. C. Vredenbregt
Assistant Treasurer
WRR Environmental
Services Co., Inc.
J. L. Hager
President and Chief
Executive Officer
J. D. Bisek
Vice President - Sales
and Marketing
J. Y. Lee
Vice President -
Quality Control
B. I. Heath
Vice President - Plant
Operations
First Church Financing
Corporation
E. H. Rudnicki
President
L. R. Van Horn
Secretary and
Treasurer
J. R. Schmidt
Assistant Secretary
Ziegler Asset
Management, Inc.
R. D. Ziegler
Chairman
G. G. Maclay, Jr.
President and Chief
Executive Officer
P. D. Ziegler
Senior Vice President
M. J. Dion
Vice President -
Portfolio Manager and
Chief Investment
Officer
R. F. Patek
Vice President -
Portfolio Manager
D. R. Wyatt
Vice President -
Retirement Plan
Services
D. L. Lauterbach
Vice President
R. J. Tuszynski
Vice President
J. R. Schmidt
Corporate Secretary
L. R. Van Horn
Treasurer
Ziegler Collateralized
Securities, Inc.
L. R. Van Horn
President
P. D. Ziegler
Vice President
J. R. Schmidt
Corporate Secretary
M. E. Sedlmeier
Treasurer
DIVISION AND SUBSIDIARY OFFICES
B. C. Ziegler and Company
Corporate Headquarters
215 North Main Street
West Bend, Wisconsin 53095-3348
(414) 334-5521
Investment Offices
Denver, Colorado
Fort Myers, Florida
Orlando, Florida
Arlington Heights, Illinois
Rockford, Illinois
Springfield, Illinois
Indianapolis, Indiana
West Des Moines, Iowa
Minneapolis, Minnesota
St. Louis, Missouri
Portland, Oregon
Appleton, Wisconsin
Fond du Lac, Wisconsin
Fort Atkinson, Wisconsin
Green Bay, Wisconsin
Kenosha, Wisconsin
LaCrosse, Wisconsin
Madison, Wisconsin
Milwaukee, Wisconsin
Mequon, Wisconsin
Sheboygan, Wisconsin
Wausau, Wisconsin
West Bend, Wisconsin
Preferred Stock Division
1001 West Glen Oaks Lane, Suite 101
Mequon, Wisconsin 53092-3365
(414) 241-7200
Ziegler Securities Division
Division Headquarters
One South Wacker Drive
Suite 3080
Chicago, Illinois 60606-4617
(312) 263-0110
Division Offices
Walnut Creek, California
St. Petersburg, Florida
Indianapolis, Indiana
Washington, D.C.
West Bend, Wisconsin
Ziegler Healthcare Affiliates
One South Wacker Drive
Suite 3080
Chicago, Illinois 60606-4617
(312) 263-0110
Ziegler Leasing Corporation
Corporate Headquarters
215 North Main Street
West Bend, Wisconsin 53095-3348
(414) 334-5521
Regional Offices
Roseville, California
Parker, Colorado
Roswell, Georgia
Ziegler Medical Equipment
Group, Inc.
9305 H Court
Omaha, Nebraska 68127-1247
(402) 593-0333
Ziegler Thrift Trading, Inc.
Corporate Headquarters
733 Marquette Avenue
Suite 106
Minneapolis, Minnesota 55402-2340
(612) 333-4206
Investment Offices
Minneapolis, Minnesota
St. Paul, Minnesota
Naperville, Illinois
Westchester, Illinois
Ziegler Investment Services
670 McKnight Road, North
Eastern Heights Bank Building
St. Paul, Minnesota 55119-4140
(612) 736-7974
Ziegler Asset Management, Inc.
215 North Main Street
West Bend, Wisconsin 53095-3348
(414) 334-5521
Fixed Income Division
100 East Wisconsin Avenue
Suite 1850
Milwaukee, Wisconsin 53202-4107
(414) 271-0464
WRR Environmental Services Co., Inc.
5200 State Road 93
Eau Claire, WI 54701-9808
(715) 834-9624
WRR Northwest Enterprises, Inc.
5100 State Road 93
Eau Claire, Wisconsin 54701-9808
(715) 834-8426
Investor Information
Corporate Offices
215 North Main Street
West Bend, Wisconsin 53095-3348
Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m., April 15, 1996 at the West Bend Inn, 2520 West Washington Street, West Bend, Wisconsin. Copies of the Form 10-K covering the fiscal year 1995 are available upon request. Form 10-K is the Company's annual report filed with the Securities and Exchange Commission, Washington, D.C. Shareholders wishing to receive a copy, please write to:
The Ziegler Companies, Inc.
Attention:  Janine R. Schmidt
215 North Main Street
West Bend, Wisconsin 53095-3348
Market
The Ziegler Companies, Inc. common stock trades on the American Stock Exchange. The range of bid and asked quotations during 1995 and 1994 was as follows:

1995                Bid       Asked      1994                Bid      Asked
1st Quarter   High  15-1/4    15-1/2     1st Quarter  High   19       19-1/8
              Low   14-3/4    15                      Low    16-1/4   16-5/8
2nd Quarter   High  15        15-3/4     2nd Quarter  High   18       18-3/8
              Low   14-5/8    15                      Low    16-1/8   16-3/8
3rd Quarter   High  16-3/8    16-5/8     3rd Quarter  High   17       17-3/8
              Low   14-5/8    15                      Low    16-1/8   16-1/2
4th Quarter   High  16-7/8    17-1/8     4th Quarter  High   17-1/4   17-5/8
              Low   16-1/8    16-1/2                  Low    14-7/8   15-1/8

Cash Dividends
Cash Dividends during 1995 and 1994 were paid as follows:

Per Share                                      1995           1994
January                                       $ .13          $ .13
  Extra cash dividend                           .20            .55
April                                           .13            .13
July                                            .13            .13
October                                         .13            .13
  Total                                       $ .72          $1.07

Holders of record on January 8, 1996, were paid a regular cash dividend of 13 cents per share plus an extra cash dividend of 35 cents per share on January 19, 1996.
Transfer Agent and Registrar
Firstar Trust Company
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Compensation Committee
John R. Green, Chairman
William R. Holmquist
Frederick J. Wenzel
Audit Committee
John C. Frueh, Chairman
Peter R. Kellogg
Patrick D. J. Kenny
Bernard C. Ziegler III
AMEX Symbol
ZCO